Exhibit 4.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TEVA PHARMACEUTICALS USA, INC.,

COLUMBUS MERGER CORPORATION,

COGENESYS INC.

AND

STEVEN C. MAYER, AS STOCKHOLDERS’ AGENT

JANUARY 22, 2008

LIST OF EXHIBITS

Exhibit A	Form of Escrow Agreement

Exhibit B	Matters to be Covered by Legal Opinion

LIST OF SCHEDULES

Schedule 5.1	Conduct of Business of the Company

Schedule 7.2(j)	Employees Intending to Continue Employment

Schedule 10.2(a)	Company Material Adverse Effect

Schedule 10.2(b)	Company Knowledge

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of January 22, 2008 by and among Teva Pharmaceuticals USA, Inc., a Delaware corporation (“Parent”), Columbus Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), CoGenesys, Inc., a Delaware corporation (the “Company”), and, solely for purposes of Sections 9 and 10 of this Agreement, Steven C. Mayer, as Stockholders’ Agent (the “Stockholders’ Agent”).

RECITALS

A. The Boards of Directors of the Company, Parent and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies for the Company and Merger Sub to combine into a single company through the statutory merger of Merger Sub with and into the Company (the “Merger”) and, in furtherance thereof, have approved this Agreement and the Merger.

B. Immediately following the execution of this Agreement, the stockholders of the Company, including the holders of (i) at least sixty-seven percent (67%) of the shares of Series A Preferred Stock (as defined below), voting together as a single class on an as-converted to Company Common Stock (as defined below) basis, and (ii) a majority of the shares of Company Common Stock and Series A Preferred Stock, voting together as a single class on an as-converted basis, will have approved this Agreement and the Merger.

C. In connection with the Merger, the outstanding shares of the Company’s capital stock will be converted into the right to receive the cash amounts described in this Agreement and all of the Company’s outstanding options to purchase Company’s capital stock will accelerate, vest and be exercised or be otherwise canceled, as further provided in this Agreement.

D. Parent will place ten percent (10%) of the Merger Consideration (as defined below) payable by Parent into escrow to secure the Company’s representations and warranties, as more specifically provided in this Agreement and in the Escrow Agreement substantially in the form attached hereto as Exhibit A to be executed and delivered in accordance with Section 9.1 (the “Escrow Agreement”).

AGREEMENT

NOW, THEREFORE, in consideration of the covenants, representations and warranties set forth herein, and for other good and valuable consideration, the parties, intending to be legally bound, agree as follows:

1. Definitions.

1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“ABS” has the meaning set forth in Section 3.12(e).

“Agreement” has the meaning set forth in the introductory paragraph.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person or a member of such Person’s immediate family; or if such Person is a partnership, any general partner of such Person or a Person controlling any such general partner. For purposes of this definition, “control” (including “controlled by” and “under common control with”) shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.

“Aventis License” has the meaning set forth in Section 3.12(e).

“Aventis L.L.C.” has the meaning set forth in Section 3.12(e).

“CAT License” has the meaning set forth in Section 3.12(f).

“CERCLA” has the meaning set forth in Section 3.17(a).

“Certificate” has the meaning set forth in Section 2.7(a).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Closing” has the meaning set forth in Section 2.2.

“Closing Cash Amount” means the amount of $3,000,000, as may be reduced by such amounts required by the Company for expenses arising during the Pre-Closing Period and consented to by Parent in writing (which consent shall not be unreasonably withheld or delayed).

“Closing Date” has the meaning set forth in Section 2.2.

“CMC” has the meaning set forth in Section 3.29(a).

“COBRA” has the meaning set forth in Section 3.19(e).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph.

“Company 401(k) Plan” has the meaning set forth in Section 6.4(d).

“Company Acquisition Proposal” has the meaning set forth in Section 6.7(a).

“Company Balance Sheet” has the meaning set forth in Section 3.4.

“Company Balance Sheet Date” has the meaning set forth in Section 3.7.

“Company Capital Stock” means all shares of Company Common Stock and Series A Preferred Stock.

“Company Closing Certificate” has the meaning set forth in Section 7.2(d).

“Company Common Stock” means shares of the Company’s common stock, par value $0.0001 per share.

“Company Disclosure Schedule” has the meaning set forth in Section 3.

“Company Employees” has the meaning set forth in Section 6.4(a).

“Company Employee Plans” has the meaning set forth in Section 3.19(a).

“Company Facilities” has the meaning set forth in Section 3.17(b).

“Company Financial Statements” has the meaning set forth in Section 3.4.

“Company Holders” shall mean, collectively, the holders of Company Capital Stock and Company Options.

“Company IP Rights” has the meaning set forth in Section 3.10(a)(v).

“Company Material Adverse Effect” has the meaning set forth in Section 10.2(a).

“Company Options” has the meaning set forth in Section 2.11(a).

“Company Option Plan” has the meaning set forth in Section 2.11(a).

“Company Products” has the meaning set forth in Section 3.28(a).

“Confidentiality Agreement” has the meaning set forth in Section 6.2.

“Continuing Employee” has the meaning set forth in Section 6.4(a).

“Converted Company Option” has the meaning set forth in Section 2.11(a).

“Copyrights” has the meaning set forth in Section 3.10(a)(ii).

“Credit Suisse” shall mean Credit Suisse Securities (USA) LLC.

“Current Company Business” has the meaning set forth in Section 3.1.

“Damages” has the meaning set forth in Section 9.2(b).

“Delaware Law” has the meaning set forth in Section 2.1.

“Delta” has the meaning set forth in Section 3.12(e).

“Dissenting Share” has the meaning set forth in Section 2.9.

“Dissenting Stockholder” has the meaning set forth in Section 2.9.

“Effective Time” has the meaning set forth in Section 2.2.

“Environmental Laws” has the meaning set forth in Section 3.17(a)(i).

“ERISA” has the meaning set forth in Section 3.19(a).

“ERISA Affiliate” has the meaning set forth in Section 3.19(a).

“Escrow Agent” has the meaning set forth in Section 2.12.

“Escrow Agreement” has the meaning set forth in Recital D.

“Escrow Fund” has the meaning set forth in Section 2.12.

“FDA” has the meaning set forth in Section 3.28(a)

“FDCA” has the meaning set forth in Section 3.28(a).

“Former Stockholders” means those persons who held shares of Company Capital Stock immediately prior to the Effective Time, including as a result of the exercise of Company Options pursuant to Section 2.11.

“GAAP” means United States generally accepted accounting principles.

“GmbH” has the meaning set forth in Section 3.12(e).

“Grant Date” has the meaning set forth in Section 3.5(a).

“Governmental Authority” has the meaning set forth in Section 3.2(b).

“Hazardous Materials” has the meaning set forth in Section 3.17(a)(ii).

“HGS Agreements” means that certain License Agreement by and between Human Genome Sciences, Inc. (“HGS”) and the Company, dated as of June 7, 2006, as amended on November 28, 2007 (the “HGS License”), that certain Asset Purchase Agreement by and between HGS and the Company, dated as of December 13, 2005, and that certain Manufacturing Services Agreement by and between HGS and the Company, dated as of June 7, 2006 (the “HGS Services Agreement”), as amended by the Termination Agreement by and between HGS and the Company, dated as of November 28, 2007 (the “HGS Services Termination Agreement”).

“HIPAA” has the meaning set forth in Section 3.19(e).

“HSR” has the meaning set forth in Section 3.2(b).

“Indemnified Parties” has the meaning set forth in Section 6.6(a).

“IP Rights” has the meaning set forth in Section 3.10(a)(i).

“knowledge” has the meaning set forth in Section 10.2(b).

“Lease” has the meaning set forth in Section 3.16(a).

“Letter of Transmittal” has the meaning set forth in Section 2.7(b).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or other encumbrance, right of first refusal or right of first offer in respect of such property or asset.

“Material Contract” has the meaning set forth in Section 3.12(c).

“Material Company IP Rights” has the meaning set forth in Section 3.10(a)(iii).

“Merger” has the meaning set forth in Recital A.

“Merger Consideration” means the amount, payable in cash, of $400,000,000.

“Merger Sub” has the meaning set forth in the introductory paragraph.

“Parent” has the meaning set forth in the introductory paragraph.

“Parent Material Adverse Effect” has the meaning set forth in Section 4.3(b).

“Parent Plans” has the meaning set forth in Section 6.4(b).

“Patent Rights” has the meaning set forth in Section 3.10(a)(iv).

“PDL License” means that certain License Agreement by and between the Company (as successor in interest to HGS) and Protein Design Labs, Inc. (“PDL”), dated as of December 15, 2005.

“Permitted Encumbrances” has the meaning set forth in Section 3.15.

“Per Share Merger Consideration” means (i) the sum of the Merger Consideration plus the cash amounts received by the Company during the Pre-Closing Period in respect of the exercise of Company Options (other than any Converted Company Options) plus the aggregate exercise price of all Converted Company Options divided by (ii) the sum of the aggregate number of shares of Company Capital Stock outstanding immediately prior to the Effective Time (including all shares of Company Common Stock issued immediately prior to the Effective Time in connection with the exercise of Company Options and treating all shares of Series A Preferred Stock on an as-converted to Company Common Stock basis), plus all unissued shares of Company Common Stock underlying Converted Company Options immediately prior to the Effective Time.

“Person” has the meaning set forth in Section 10.2(d).

“Pre-Closing Period” has the meaning set forth in Section 5.1.

“Principia” has the meaning set forth in Section 3.12(e).

“RCRA” has the meaning set forth in Section 3.17(a)(i).

“Representation Termination Date” has the meaning set forth in Section 9.2(a).

“Required Stockholder Vote” has the meaning set forth in Section 3.2(a).

“Returns” has the meaning set forth in Section 3.18(a).

“SEC” means the Securities and Exchange Commission.

“Series A Preferred Stock” means shares of the Company’s Series A Preferred Stock, par value $0.0001 per share, as defined in the Company’s amended and restated certificate of incorporation.

“Stockholders’ Agent” has the meaning set forth in the introductory paragraph.

“Specified Transactional Expenses” means the following expenses, to the extent incurred by the Company at or prior to the Closing in connection with the transactions contemplated hereby: expenses payable by the Company to its outside professional legal, financial and accounting advisors for services performed by them on behalf of the Company with respect to the Merger and the negotiation of this Agreement (including, without limitation, any fees payable to Credit Suisse).

“Subsidiary” has the meaning set forth in Section 10.2(c).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether disputed or not, including any interest, penalty, or addition thereto.

“Tax Return” means any return, information statement or report required to be filed with a Governmental Authority with respect to Taxes.

“Third-Party Claim” has the meaning set forth in Section 9.2(d).

“Threshold” has the meaning set forth in Section 9.2(c)(ii).

“Trademark Rights” has the meaning set forth in Section 3.10(a)(vi).

2. The Merger.

2.1 The Merger. At the Effective Time and upon the terms and subject to the conditions set forth in this Agreement, in the Certificate of Merger filed pursuant to Section 2.2 and in the applicable provisions of the Delaware General Corporation Law (“Delaware Law”),

Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place on the second business day after the satisfaction or waiver of the last of the conditions set forth in Section 7 to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at the Closing), or at such other time as the parties hereto agree (the actual date on which the Closing takes place being the “Closing Date”). The Closing shall take place at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019, or at such other location as the parties hereto agree. In connection with the Closing, Parent and the Company shall cause the Merger to be made effective by filing a certificate of merger in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing being the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger filed pursuant to Section 2.2 and the applicable provisions of Delaware Law.

2.4 Certificate of Incorporation; Bylaws. Unless otherwise agreed to by Parent and the Company prior to the Closing, at the Effective Time:

(a) the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law; provided, however, that Article I of the certificate of incorporation of the Surviving Corporation shall read as follows: “The name of the corporation is CoGenesys, Inc.”; and

(b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended.

2.5 Directors and Officers. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, to serve until their respective successors are duly elected or appointed and qualified.

2.6 Effect on Capital Stock and Converted Company Options. Subject to Sections 2.7, 2.9 and 2.12, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, the stockholders of the Company or the Stockholders’ Agent, the effect of the Merger shall be as follows:

(a) Any shares of Company Common Stock then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(b) Each share of Series A Preferred Stock outstanding as of the Effective Time shall be exchanged for the right to receive the Per Share Merger Consideration;

(c) Each share of Company Common Stock outstanding immediately prior to the Closing (including upon the exercise of Company Options in accordance with Section 2.11(a)) and outstanding as of the Effective Time shall be exchanged for the right to receive the Per Share Merger Consideration;

(d) Each Converted Company Option shall be exchanged for the right to receive an amount equal to the product of (i) the amount, if any, by which the Per Share Merger Consideration exceeds the per share exercise price of such Converted Company Option multiplied by (ii) the number of unissued shares of Company Common Stock underlying such Converted Company Option immediately prior to the Effective Time; and

(e) Each share of the common stock, $0.01 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

2.7 Surrender of Certificates.

(a) No Further Rights as Company Stockholders. At the Effective Time, all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no holder of record of a certificate that immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (a “Certificate”) shall have any rights as a stockholder of the Company.

(b) Exchange Procedures. Upon surrender of a Certificate for cancellation to Parent, together with a letter of transmittal in a form reasonably acceptable to Parent and the Company (each, a “Letter of Transmittal”), duly completed and validly executed in accordance with the instructions thereto, (i) the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount as provided in Section 2.6(c) with respect to such Certificate and (ii) the Certificate so surrendered shall forthwith be canceled. Parent shall, no later than two business days after receipt of each properly surrendered Certificate and Letter of Transmittal, cause the payment described in the preceding sentence to be made to the holder of such Certificate by check or wire transfer of immediately available funds to the account designated by such holder in the Letter of Transmittal delivered with such Certificate. Until so surrendered, each outstanding Certificate that prior to the Effective Time represented shares of Company Capital Stock (other than Dissenting Shares) will be deemed from and after the Effective Time, for all purposes, to evidence the right to receive Per Share Merger Consideration as provided in Sections 2.6(b) or 2.6(c), as applicable. If, after the Effective Time, any Certificate is presented to the Surviving Corporation or Parent, it shall be canceled and exchanged as provided in this Section 2.7.

(c) Transfers of Ownership. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall thereafter be no further registration of transfers of shares of Company Capital Stock outstanding immediately prior to the Effective Time on the records of the Company.

(d) No Liability. Notwithstanding anything to the contrary in this Section 2.7, neither Parent nor the Surviving Corporation nor any other party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property law, escheat law or similar law.

2.8 Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, Parent may, as a condition to the payment of the consideration into which the shares of Company Capital Stock formerly represented by such Certificate have been converted pursuant to Section 2.6, require the owner of such Certificate to provide an appropriate affidavit, indemnity agreement and other documentation upon such terms as Parent may reasonably determine are necessary as indemnity against any claim that may be made against it.

2.9 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time and which is held by a stockholder who did not consent to or vote in favor of the approval of this Agreement, which stockholder complies with all of the provisions of Delaware Law relevant to the exercise of dissenters’ rights (such share being a “Dissenting Share,” and such stockholder being a “Dissenting Stockholder”), shall not be converted into the right to receive the consideration to which the holder of such share would be entitled pursuant to Section 2.6 but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Delaware Law. If any Dissenting Stockholder fails to perfect such stockholder’s dissenters’ rights under Delaware Law or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares shall thereupon automatically be converted into the right to receive the consideration referred to in Section 2.6, pursuant to the exchange procedures set forth in Section 2.7. The Company shall give Parent (a) prompt notice of any demand for payment of the fair value of any shares of Company Capital Stock or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to Delaware Law and received by the Company relating to any stockholder’s dissenters’ rights and (b) the opportunity to participate in all negotiations and proceedings with respect to any such demands for payment under Delaware Law. The Company will not voluntarily make any payment with respect to any demand for appraisal with respect to any Dissenting Shares without the prior written consent of Parent, which consent shall not be unreasonably conditioned, withheld or delayed.

2.10 Taking of Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, Parent and the Surviving Corporation are fully authorized in their respective names to take, and will take, all such lawful and necessary or desirable action, so long as such action is not inconsistent with this Agreement.

2.11 Treatment of Options.

(a) Prior to the Effective Time, the Company shall give notice to each Person holding an outstanding option to purchase shares of Company Common Stock granted under the Company’s stock option plan (the “Company Option Plan”) or otherwise (such options, the “Company Options”) which notice will: (i) indicate that the Board of Directors of the Company has caused the vesting applicable to their Company Options to be accelerated in full in connection with the Merger effective immediately prior to the Effective Time, contingent upon the Closing, irrespective of any acceleration of vesting otherwise applicable to their Company Options under the Company Option Plan or otherwise in connection with the Merger, (ii) inform them of the period of time prior to the Effective Time in which they may exercise or convert their Company Options, contingent upon the Closing, and (iii) offer them the ability to either (x) exercise their Company Options, upon the payment of the cash exercise price therefor in accordance with the terms of such Company Options, with such exercise in each case contingent upon the Closing and effective as of immediately prior to the Effective Time, or (y) convert the unexercised portion of their Company Options into the right to receive an amount of cash determined pursuant to Section 2.6(d), with such conversion in each case contingent upon the Closing and effective as of immediately prior to the Effective Time (each such Company Option for which the conversion right pursuant to this clause (y) has been properly exercised, a “Converted Company Option”). Any shares of Company Common Stock issued upon the exercise of such Company Options will be converted into the right to receive the Per Share Merger Consideration at the Effective Time pursuant to the provisions of Section 2.6. Any Company Options not so exercised and/or converted, as applicable, shall be canceled as of the Effective Time without the payment of any consideration to the holder, and such holder shall have no rights with respect to such Company Option following the Effective Time.

(b) As soon as reasonably practicable after the Effective Time, Parent will pay each holder of Converted Company Options the amount to which such holder is entitled pursuant to Section 2.6(d), either by check or by wire transfer.

(c) Except as otherwise provided in subsections (a) and (b) above, the holders of Company Options will have no further rights in respect of any Company Options from and after the Effective Time, and the Company Option Plan and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of Company Capital Stock shall be terminated by the Company as of the Effective Time.

2.12 Escrow Funding. At the Closing, Parent shall deposit ten percent (10%) of the Merger Consideration otherwise payable by Parent (such amount, together with any interest or other income earned on or from the amount deposited into escrow, the “Escrow Fund”) with The Bank of New York (“Escrow Agent”) out of the Per Share Merger Consideration otherwise payable to the Company Holders on a pro rata basis from each Company Holder based on the aggregate amount of Per Share Merger Consideration that each such Company Holder would otherwise be entitled to receive (prior to any Tax withholding by the Company) and shall be held and distributed in accordance with the Escrow Agreement.

2.13 Specified Transactional Expenses. The Company shall be responsible for and pay all Specified Transactional Expenses. Parent acknowledges and agrees that such payment of Specified Transactional Expenses, to the extent incurred at or prior to Closing by the Company, shall not be offset against or deducted from the Merger Consideration and shall not be subject to indemnification or reimbursement by the Former Stockholders or withdrawn from the Escrow Fund for any reason. From and after the Closing, Parent shall ensure that the Company pays the Specified Transactional Expenses to the extent not previously paid.

2.14 Transfer Taxes. All transfer, documentary, registration and other such Taxes (including, without limitation, charges for or in connection with the recording of any instrument or document as provided in this Agreement) payable in connection with the Merger and the other transactions contemplated by this Agreement shall be timely paid by Parent.

3. Representations and Warranties of the Company. The Company represents and warrants to Parent that, except as disclosed in a disclosure schedule of even date herewith delivered by the Company to Parent and complying with the provisions of Section 10.3 (the “Company Disclosure Schedule”):

3.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power to own its properties and to carry on its business as now being conducted (the “Current Company Business”). The Company is duly qualified to do business and is in good standing (if such concept is applicable in the relevant jurisdiction) in each jurisdiction where the operation of the Current Company Business by the Company requires such qualification, except where the failure to be so qualified or in good standing would not constitute a Company Material Adverse Effect. The Company has delivered, or made available for review in a data room, to Parent or its advisors true, correct and complete copies of its amended and restated certificate of incorporation and bylaws as in effect as of the date of this Agreement. The Company is not in violation of any of the provisions of its amended and restated certificate of incorporation or bylaws. The Company has no Subsidiaries and does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

3.2 Authority.

(a) Authority and Stockholder Approval. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, and such actions have been duly authorized by all necessary corporate action by the Company. The affirmative vote or consent of the holders of (i) at least sixty-seven percent (67%) of the shares of Series A Preferred Stock, voting together as a single class on an as-converted to Company Common Stock basis, and (ii) a majority of the shares of Company Common Stock and Series A Preferred Stock, voting together as a single class on an as-converted to Company Common Stock basis, in each case outstanding on the record date chosen for purposes of determining the stockholders of the Company entitled to vote on the approval of this Agreement, is the only vote of the holders of any Company Capital Stock necessary under Delaware Law, the Company’s amended and restated certificate of incorporation or otherwise to approve this Agreement and the Merger (the “Required Stockholder Vote”). Immediately following the execution and delivery of this Agreement by the parties hereto, the Company shall have received executed written consents approving this Agreement and the Merger from Company Holders such that the Required Stockholder Vote shall have been obtained.

(b) Board Approval and Binding Effect. The Board of Directors of the Company has unanimously (a) adopted this Agreement and approved its execution and delivery and the consummation of the Merger and the other transactions contemplated hereby and (b) determined that the Merger is in the best interests of the stockholders of the Company. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. The execution and delivery of this Agreement and other documents contemplated hereby to be executed by the Company does not constitute, and the consummation by the Company of the transactions contemplated hereby will not result in (i) a termination, cancellation or acceleration of any right or obligation of the Company, or breach or violation by the Company of, or a default by the Company under (with or without notice or lapse of time, or both), (a) any provision of the certificate of incorporation or bylaws of the Company, as amended, (b) any Material Contract or (c) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties or assets or (ii) the creation or imposition of any Lien upon or with respect to the Company or any of its properties or assets, except in the case of clauses (i)(b), (i)(c) and (ii) where such termination, cancellation, acceleration, breach, violation, default or imposition of a Lien would not constitute a Company Material Adverse Effect or Parent Material Adverse Effect. No material consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (each, a “Governmental Authority”) is required to be obtained or made by the Company at or prior to the Effective Time in order for the Company to execute, deliver and perform this Agreement or to consummate the Merger and the other transactions contemplated hereby, except for: (a) the filing of the Certificate of Merger as provided in Section 2.2; (b) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required to be obtained or made by the Company under applicable state securities laws, each as set forth in Section 3.2 of the Company Disclosure Schedule; and (c) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”).

3.3 Governmental Authorizations. The Company has obtained each material federal, state, county, local or foreign Governmental Authority consent, license, permit, grant or other authorization that is required, as of the date hereof, for the operation by the Company of the Current Company Business, and all of such consents, licenses, permits, grants and authorizations are in full force and effect.

3.4 Financial Statements. The Company has delivered to Parent or its advisors (i) the audited consolidated balance sheet, statement of operations, statement of changes in shareholders’ equity and statement of cash flows of the Company as of and for the fiscal years ended December 31, 2005 and December 31, 2006, and (ii)(A) the unaudited consolidated balance sheet of the Company as of December 31, 2007 (the “Company Balance Sheet”) and (B) the unaudited consolidated statement of operations, statement of changes in shareholders’ equity and statement of cash flows of the Company for the fiscal year ended December 31, 2007 (collectively, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP (except as disclosed in the notes thereto and except that the unaudited Company Financial Statements do not contain footnotes and are subject to normal year-end audit adjustments) applied on a consistent basis throughout the periods covered. The Company Financial Statements fairly present, in accordance with GAAP, the financial condition of the Company as of the dates indicated therein and the operating results of the Company for the periods indicated therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of the unaudited Company Financial Statements. To the Company’s knowledge, no director, officer, employee, auditor or representative of the Company has received any complaint, allegation or claim, whether written or oral, regarding the accounting and auditing practices, procedures or methodologies of the Company or the Company’s internal accounting controls, nor has the Company otherwise obtained knowledge of any such complaint, allegation or claim.

3.5 Capitalization; Shares and Stockholder Information.

(a) Capitalization. The authorized capital stock of the Company consists of 30,575,746 shares of Company Capital Stock, of which 21,500,000 shares are designated Company Common Stock, and 9,075,746 shares are designated Series A Preferred Stock. As of the date of this Agreement, there were issued and outstanding 8,461,067 shares of Company Common Stock and 9,075,746 shares of Series A Preferred Stock. All outstanding shares of Company Common Stock and Series A Preferred Stock (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) are free of any liens or encumbrances created by the Company, and, to the knowledge of the Company, free of any Liens created by or imposed upon the holders thereof, and (iii) were not issued in violation of any securities laws or any preemptive rights or rights of first refusal created by statute, the certificate of incorporation or bylaws of the Company or any agreement to which the Company is a party or by which it is bound. As of the date of this Agreement, there were 1,521,533 shares of Company Common Stock reserved for issuance under the Company Option Plan, of which 1,288,905 shares of Company Common Stock were subject to outstanding Company Options and 232,628 shares of Company Common Stock were reserved for future option grants. The Company has delivered to Parent or its advisors (or made available in a data room for review by Parent or its advisors) true and complete copies of the Company’s standard form(s) of stock option agreement evidencing Company Options, as well as any stock option agreement evidencing Company Options that deviates in any material respect from the Company’s standard form, and the Company Option Plan. Except for the rights created pursuant to this Agreement and the Company Options and other rights disclosed in the preceding sentences, there are no outstanding or authorized shares of capital stock of the Company and there are no securities, options, warrants, calls or other rights, commitments or agreements that are outstanding to which the Company is a party or by which it is bound, obligating Company to issue, deliver, sell, exchange, repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold, exchanged, repurchased, redeemed or otherwise acquired, any shares of Company Capital Stock or obligating Company to grant, or enter into any option, warrant, call, right, commitment or agreement regarding shares of Company Capital Stock. There are no other contracts, commitments or agreements relating to the voting, purchase or sale of the Company’s capital stock (a) between or among the Company and any of its stockholders; and (b) to the Company’s knowledge, between or among any of the Company’s stockholders. With respect to the Company Options, (i) each Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company, or a committee thereof, or a duly authorized delegate thereof, and any required approval by the stockholders of the Company by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto within a reasonable time following the Grant Date, (ii) each such grant was made in accordance with the material terms of the Company Option Plan and all other applicable Law, (iii) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock (based on a good faith determination of the Board of Directors and in a manner consistent with Section 409A of the Code) on the applicable Grant Date with respect to any Company Options subject to Section 409A of the Code, and (iv) each such grant was properly accounted for in all material respects in accordance with GAAP in the Company Financial Statements (including the related notes thereto).

(b) Shares and Stockholder Information. Section 3.5(b) of the Company Disclosure Schedule sets forth as of the date hereof: (i) the number of shares of Company Capital Stock that each current stockholder of the Company holds of record and, to the knowledge of the Company, the address, state of residence, if applicable, and federal tax identification number (or social security number, as applicable) of such stockholder; and (ii) the names of the holders of all outstanding Company Options, with the number of Company Options held by each such holder, the number of shares of Company Capital Stock subject to each such Company Option, the exercise price per share and the expiration date of each such Company Option.

3.6 Absence of Certain Changes.

(a) Since December 31, 2006, the Company has conducted its business in the ordinary course consistent with past practice and there has not occurred (a) any acquisition, sale, assignment, transfer or other disposition of any material asset of the Company or imposition of any Lien (other than Permitted Encumbrances) on any material asset or property of the Company, (b) any amendment to the certificate of incorporation or bylaws of the Company, (c) any material damage, destruction or loss, whether covered by insurance or not, (d) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company of any outstanding shares of capital stock or other securities of the Company or any other entity, (e) any amendment of any term of any outstanding security of the Company, (f) any incurrence, assumption or guarantee by the Company of any indebtedness for borrowed money, (g) any making of any loan, advance or capital contributions to or investment in any Person by the Company, (h) any material change in any method of accounting or accounting practice by the Company (except for any such change required by reason of a concurrent change in GAAP), (i) any acquisition (by merger, consolidation or acquisition of stock or assets) of any corporation, partnership or other business organization or division thereof or equity interest therein or assets therefrom, other than the acquisition of inventory, materials or supplies in the ordinary course of business, (j) any (1) employment, deferred compensation, severance, change in control, retirement or other similar agreement entered into with any director, officer or employee of the Company (or any amendment to any such existing agreement), (2) grant of any severance, change in control or termination pay to any director, officer or employee of the Company or (3) change in compensation (other than ordinary course increases in compensation for non-officer employees) or other benefits payable to any director, officer or employee of the Company (other than pursuant to existing individual employment or service contracts, collective bargaining agreements or by operation of law), (k) any adoption of or change (other than a change required by law) in any Company Employee Plan or any compensation or labor policy or (l) any agreement, whether or not in writing, to do any of the foregoing by the Company.

(b) Since December 31, 2006, there has not occurred any event or, collectively, any series of events that constitutes a Company Material Adverse Effect.

3.7 Absence of Undisclosed Liabilities. The Company has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than: (a) those set forth or adequately provided for in the Company Balance Sheet; (b) those described in the Company Disclosure Schedule; (c) those not required to be reflected in the liabilities column of a balance sheet prepared in accordance with GAAP; and (d) those incurred in the ordinary course of business since December 31, 2007 (the “Company Balance Sheet Date”) that are not material, individually or in the aggregate.

3.8 Litigation.

(a) There is no private or governmental action, suit, proceeding, arbitration or, to the knowledge of the Company, investigation, pending before any Governmental Authority (or, to the knowledge of the Company, threatened) (i) against the Company or, to the knowledge of the Company, against any of its respective officers or directors (in their capacities as such) which could reasonably be expected to subject the Company to material liability or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby.

(b) There is no proceeding pending or, to the Company’s knowledge, threatened that (i) challenges any material right, title or interest of the Company in, to or under the Company IP Rights, or (ii) alleges any infringement, contributory infringement, inducement to infringe, misappropriation or unlawful use by the Company of IP Rights of any other person.

(c) There is no judgment, decree or order against the Company or, to the knowledge of the Company, against any of its respective directors or officers (in their capacities as such), that specifically names the Company or such directors or officers and (i) restricts in any material manner the use, transfer or licensing by the Company of any material right or interest of the Company in any Company IP Right; or (ii) would constitute a Company Material Adverse Effect.

3.9 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Company that has, or would reasonably be expected to have, the effect of prohibiting or materially impairing (i) the conduct of the Current Company Business by the Company, or (ii) the ability of the Company to transact business in any material market, field or geographical area or with any person.

3.10 Intellectual Property.

(a) For purposes of this Agreement, the following terms shall be defined as follows:

(i) “IP Rights” means any and all of the following in any country: (A) Copyrights, Patent Rights, Trademark Rights, domain name registrations, moral rights, trade secrets, and other intellectual property rights; and (B) the right (whether at law, in equity, by contract or otherwise) to use or otherwise exploit any of the foregoing.

(ii) “Copyrights” means all copyrights and copyrightable works, including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright.

(iii) “Material Company IP Rights” means all Company IP Rights (other than those which, individually or in the aggregate, are not material to the conduct of the Current Company Business), including, without limitation, those set forth on Section 3.10(a)(iii) of the Company Disclosure Schedule.

(iv) “Patent Rights” means all issued patents and pending patent applications (which for purposes of this Agreement shall include utility models, design patents, certificates of invention and applications for certificates of invention and priority rights) in any country, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof.

(v) “Company IP Rights” means all IP Rights owned solely or co-owned by the Company, or in which the Company has any right, title or interest.

(vi) “Trademark Rights” means all trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names.

(b) Part 1 of Section 3.10(b) of the Company Disclosure Schedule lists all of the Patent Rights, registered Copyrights and registered and material unregistered Trademark Rights (or Copyrights and Trademark Rights for which applications for registration have been filed) owned solely by the Company as of the date hereof, setting forth in each case the jurisdictions in which patents have been issued, patent applications have been filed, copyrights or trademarks have been registered and copyright or trademark applications have been filed. Part 2 of Section 3.10(b) of the Company Disclosure Schedule lists, as of the date hereof, all of the Patent Rights, registered Copyrights and registered and material unregistered Trademark Rights (or Copyrights and Trademark Rights for which applications for registration have been filed) in which the Company has any co-ownership interest, other than those owned solely by the Company, setting forth in each case the jurisdictions in which patents have been issued, patent applications have been filed, copyrights or trademarks have been registered and copyright or trademark applications have been filed. Part 3 of Section 3.10(b) of the Company Disclosure Schedule lists, to the knowledge of the Company as of the date hereof, all of the Patent Rights, registered Copyrights and registered and material unregistered Trademark Rights (or Copyrights and Trademark Rights for which applications for registration have been filed) in which the Company has any right, title or interest, other than those owned solely or co-owned by the Company.

(c) Section 3.10(c) of the Company Disclosure Schedule lists all oral and written contracts, agreements, licenses and other arrangements in effect as of the date of this Agreement under which any third party has licensed, granted or conveyed to the Company any right, title or interest in or to any Company IP Rights (other than commercial off the shelf software which is made available for a total cost of less than $10,000 per program).

(d) Section 3.10(d) of the Company Disclosure Schedule lists all oral and written contracts, agreements, licenses or other arrangements in effect as of the date of this Agreement under which the Company has licensed, granted or conveyed to any third party any right, title or interest in or to any Company IP Rights.

(e) Except as set forth in Section 3.10(e) of the Company Disclosure Schedule and other than commercial off the shelf software which is made available for a total cost of less than $10,000 per program, the Company has the right to use all of the Company IP Rights used in the operation of the Current Company Business, free and clear of all Liens. To the Company’s knowledge, no party is challenging the right, title or interest of the Company in, to or under the Company IP Rights, nor, to the Company’s knowledge, is there any material basis for any such challenge. No Company Patent Rights have been or are now involved in any interference, reissue, re-examination or opposition proceeding.

(f) All Patent Rights owned or co-owned by the Company, and all Patent Rights owned or co-owned by HGS and exclusively or co-exclusively licensed to the Company pursuant to the HGS License, have been duly filed or registered (as applicable) with the Governmental Authority(ies) listed on, and have been maintained as described in, Section 3.10(f) of the Company Disclosure Schedule. To the knowledge of the Company, all issued patents within the Company IP Rights owned or co-owned by the Company, and all issued patents within the Patent Rights owned or co-owned by HGS and exclusively or co-exclusively licensed to the Company pursuant to the HGS License, are valid and enforceable. To the knowledge of the Company, all pending patent applications within the Company IP Rights owned or co-owned by the Company, and all pending patent applications within the Patent Rights owned or co-owned by HGS and exclusively or co-exclusively licensed to the Company pursuant to the HGS License, once issued will not be unenforceable for inequitable conduct based on facts or circumstances occurring before the date hereof.

(g) The Company has taken all reasonable security measures to protect the secrecy, confidentiality and value of all know-how trade secrets owned by the Company or used or held for use by the Company in the conduct of the Current Company Business, and the Company’s current policies and procedures to protect and maintain the confidentiality of the proprietary know-how and trade secrets included in the Company IP Rights are listed on Section 3.10(g) of the Company Disclosure Schedule. All current and former officers and employees of, and consultants and independent contractors to, the Company who have contributed in a material manner to the creation or development of any Material Company IP Right have executed and delivered to the Company an agreement (containing no exceptions or exclusions from the scope of its coverage) regarding the protection of proprietary information and the assignment or license to the Company of any IP Rights arising from services performed for the Company by such persons, substantially in the form previously provided to Parent as the Form of Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement. In each case where a Company Patent Right is held by the Company by assignment (other than any provisional patent application which application the inventors thereof are obligated by contract to assign to the Company), the assignment has been duly recorded with the applicable Governmental Authority(ies). To the knowledge of the Company, no current or former officers and employees of, or consultants or independent contractors to, the Company have breached any material term of any such agreements.

(h) Except as set forth in the named agreements listed on Section 3.10(h) of the Company Disclosure Schedule: (i) the Company does not have any contractual obligation to compensate any person for the use of any IP Rights; (ii) the Company has not entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any IP Rights; and (iii) there are no settlements, covenants not to sue, consents, judgments, or orders or similar obligations agreed to by the Company that: (A) restrict the Company’s rights to use any IP Rights, (B) restrict the conduct of the Current Company Business in order to accommodate a third party’s IP Rights or (C) permit third parties to use any Company IP Rights.

(i) To the knowledge of Company, the conduct of the Current Company Business does not infringe, constitute contributory infringement, inducement to infringe, misappropriation or unlawful use of any valid and enforceable IP Rights of any other person. There are no pending or, to the knowledge of the Company, threatened claims against the Company alleging that the conduct of the Current Company Business or any activity by the Company infringes or violates (or in the past infringed or violated) the rights of others in or to any IP Rights or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any IP Rights of any person or entity.

(j) To the knowledge of the Company, no Material Company IP Rights have been or are being infringed or misappropriated by any third party.

(k) Neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement will contravene, conflict with or result in any limitation on Company’s right, title or interest in or to any Company IP Rights.

3.11 Interested Party Transactions.

(a) Except as set forth on Section 3.11(a) of the Company Disclosure Schedule, the Company is not, and has not been since January 1, 2006, a party to any agreement or arrangement with any stockholder of the Company or with any of their Affiliates or the directors, officers or employees of such stockholders or Affiliates or of the Company under which it: (i) leases or leased any real or personal property (either to or from such Person); (ii) licenses or licensed technology (either to or from such Person); (iii) is or was obligated to purchase any tangible or intangible asset from or sell such asset to such Person; (iv) purchases or purchased products or services from such Person (other than services received under an employment agreement with such Person); (v) pays or receives, or paid or received, commissions, rebates or other payments (other than payments made under an employment agreement with such Person); (vi) lends or borrows or is otherwise owed, or loaned or borrowed or otherwise owes, money (except for amounts due as salaries and bonuses under employment contracts or employee benefit plans and amounts payable in reimbursement of ordinary expenses); or (vii) provides or receives, or provided or received, any other material benefit (other than benefits provided or received under an employment agreement with such Person).

(b) Except as set forth on Section 3.11(b) of the Company Disclosure Schedule, no stockholder of the Company nor any of their Affiliates owns or has any rights in or to any of the assets, properties or rights used by the Company in the ordinary course of its business.

3.12 Material Contracts.

(a) Section 3.12(a) of the Company Disclosure Schedule lists all of the Material Contracts in effect as of the date of this Agreement. The Company has delivered to Parent, or made available to Parent or its advisors in a data room, complete and accurate copies of such Material Contracts and all amendments or modifications thereto that exist as of the date of this Agreement.

(b) With respect to each Material Contract listed in Section 3.12(a) of the Company Disclosure Schedule other than the HGS License, the PDL License, the Aventis License and the CAT License: (i) such Material Contract is in full force and effect and constitutes a legal, valid and binding agreement of the Company and the other parties thereto, subject to the effect, if any, of (A) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors or (B) general principles of equity, regardless of whether asserted in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief); (ii) the Company is not, and to the Company’s knowledge, no party to such Material Contract is, in breach or default of such Material Contract; and (iii) no event has occurred that with notice or lapse of time would constitute a breach or default thereunder by the Company or would permit the modification or premature termination of such Material Contract by any other party thereto.

(c) “Material Contract” means any oral or written legally binding, contract, agreement or commitment to which the Company is a party (i) under which receipts or expenditures are reasonably expected to exceed $100,000 in the current or future calendar year, other than any Company Employee Plan that may be terminated in accordance with its terms on not more than 60 days notice without material liability to Parent or Company other than ordinary administration expenses typically incurred in a termination event; (ii) pursuant to which the Company has obtained or granted any material right, title or interest in, under or to any Material Company IP Rights; (iii) evidencing indebtedness for borrowed or loaned money of $100,000 or more, including guarantees of such indebtedness by the Company; (iv) creating or relating to any partnership or joint venture or any sharing of profits or losses by the Company with any third party; (v) with any Governmental Authority; (vi) that if terminated, would constitute a Company Material Adverse Effect; (vii) which provides for the acquisition of any other Person or the business or assets of any other Person or any other material assets, whether by merger, consolidation or otherwise, or any such acquisition agreement (whether or not executory) for which there is an obligation, contingent or otherwise, to make an earn-out or other similar payment; (viii) or group of related contracts, agreements or commitments to which the Company is a party requiring aggregate capital expenditures by the Company in excess of $100,000; (ix) which provides for a loan or advance to, or investment in, any Person or which relates to the making of any such loan, advance or investment; (x) and pursuant to which the Company has entered into a partnership, joint venture, limited liability company or other similar arrangement; (xi) that is material to the conduct and operations of the Company’s business and its properties; (xii) to which any Company Holder or any of the officers, consultants, directors or employees of the Company is also a party; (xiii) contain covenants (A) to indemnify or hold harmless any Person or (B) not to (or otherwise restricting or limiting Company’s ability to) compete in any line of business or geographical area, including any covenant not to compete with respect to the manufacture, marketing, distribution or sale of any product or product line; (xiv) that are material customer or supplier agreements of the Company; (xv) that obligates Company to develop any product or technology; (xvi) that relates to any rights or obligations to undertake the development or commercialization of any pharmaceutical product; (xvii) Leases; (xviii) that requires payments by the Company in excess of $100,000 per annum containing any provision that would, as a result of a “change of control” of the Company or any similar provision, (A) give any other party to such Contract any right of termination, cancellation, acceleration or modification, (B) result in or give to any other party to such Contract any additional right or entitlement to any increased, additional, accelerated or guaranteed payment or performance under such Contract, (C) result in the creation or imposition of (or the obligation to create or impose) any Lien upon the Company or any of its material asset or properties or (D) result in the loss of any material benefit under such Contract; or (xix) that relates to any Company IP Rights (except for commercially available off-the-shelf software).

(d) Without limiting the foregoing, with respect to each of the HGS Agreements and the PDL License and except as set forth in Section 3.12(d) of the Company Disclosure Schedule:

(i) each such agreement is in full force and effect as of the date hereof and constitutes a legal, valid and binding agreement of the Company and HGS and PDL, as applicable, and is enforceable against the Company and HGS and PDL, as applicable, in accordance with its terms;

(ii) to the Company’s knowledge, no event has occurred that with notice or lapse of time would constitute a material breach or material default thereunder by the Company or any other party thereto, or would permit the modification or premature termination of the agreement by any party;

(iii) the Company has not received any written notice challenging the validity, enforceability or interpretation of the agreement, and the Company has not received any written notice or written correspondence pertaining to any such agreement that would constitute a Company Material Adverse Effect;

(iv) neither the Company nor, to the Company’s knowledge, HGS or PDL, as applicable, has granted any material waiver under such agreement, and neither the Company nor, to the Company’s knowledge, HGS or PDL, as applicable, has released any other party, in whole or in part, from any of their respective material obligations under the agreement;

(v) the Company has not proposed, or received any proposal, to amend or waive any provision of any such agreement (other than to the extent effected by Amendment No. 1 to the HGS License, dated as of November 28, 2007);

(vi) the Company has not given any notice of termination pursuant to any such agreement, and the Company has not received any written notice of termination pursuant to any such agreement (other than with respect to the HGS Services Agreement to the extent effected by the HGS Services Termination Agreement);

(vii) the Company has not given any written notice of any sublicense of its rights pursuant to any such agreement;

(viii) the Company has not assigned nor consented to any assignment of, and, to the Company’s knowledge, no party has assigned, any of such agreements or any part thereof;

(ix) the Company has not notified any other party to any such agreement of any claims for indemnification pursuant to any such agreement, and has not received any written notice from any other party of any claims for indemnification pursuant to any such agreement;

(x) the Company has not received any written notice from, or given any notice to, any other party to such agreements regarding infringement of any issued patent that is the subject of a license to the Company pursuant to such agreement;

(xi) the Company has not exercised its option pursuant to Section 2.7 of the HGS License to terminate HGS’s right of first refusal under Section 2.1(b) of the HGS License and HGS’s option under Section 2.1(c) of the HGS License, and HGS has not exercised its right of first refusal or option pursuant to Section 2.1(b) or 2.1(c) of the HGS License;

(xii) the Company has not received any written notice from HGS regarding the co-development of certain products pursuant to Section 4.1 of the HGS License; and

(xiii) Section 3.12(d)(xiii) of the Company Disclosure Schedule lists all of the Initial Albumin Fusion Products, Designated Future Albumin Fusion Products, Initial Gene Products and Designated Future Gene Products (each such term as defined in the HGS License) as of the date of this Agreement.

(e) With respect to that certain Amended and Restated License Agreement by and among Principia Pharmaceutical Corporation (“Principia”), Aventis Behring L.L.C. (“Aventis L.L.C.”), Aventis Behring GmbH (“GmbH”), Aventis Bio-Services Inc. (“ABS”) and Delta Biotechnology Limited (“Delta”), dated as of September 8, 2000, as amended (the “Aventis License”), to the Company’s knowledge: (A) the Aventis License is in full force and effect as of the date hereof and constitutes a legal, valid and binding agreement of HGS and the other parties thereto, and is enforceable in accordance with its terms; (B) (1) no party to the Aventis License is in breach or default of the Aventis License, and (2) no event has occurred that with notice or lapse of time would constitute a breach or default thereunder by any party to the Aventis License, or would permit the modification or premature termination of the Aventis License by any other party thereto; and (C) L.L.C., GmbH, ABS and Delta have assigned the Aventis License to Novozymes Delta Ltd., and Principia has assigned the Aventis License to HGS, and such assignments have not impaired any of the Company’s rights under the Aventis License via the HGS License.

(f) With respect to that certain Antibody License Agreement by and between HGS and Cambridge Antibody Technology Ltd., dated as of February 29, 2000, (the “CAT License”), to the Company’s knowledge: (A) the CAT License is in full force and effect as of the date hereof and constitutes a legal, valid and binding agreement of HGS and CAT, and is enforceable in accordance with its terms; and (B) (1) neither HGS nor CAT is in breach or default of the CAT License, and (2) no event has occurred that with notice or lapse of time would constitute a breach or default thereunder by HGS or CAT, or would permit the modification or premature termination of the CAT License by any other party thereto.

3.13 Suppliers. No material current supplier of the Company has canceled or otherwise terminated, or made any written threat to Company to cancel or otherwise terminate, its relationship with the Company or has at any time on or after December 31, 2006, decreased materially its services or supplies to the Company, and the Company has no reason to believe that any of its material current suppliers intends to cancel or otherwise terminate its relationship with the Company or to decrease materially its services or supplies to the Company.

3.14 Employees and Consultants. The Company has made available to Parent a list, as of the date of this Agreement, containing (a) the names of all current employees (including part-time employees and temporary employees), current leased employees, current independent contractors and current consultants of the Company and (b) their current respective base salaries or wages, target incentive compensation, dates of employment, and title.

3.15 Title to Property. The Company has good and valid title to all of its owned tangible properties and assets reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), and such other tangible assets and properties necessary for the operation of the Current Company Business, free and clear of all Liens, except for the following (collectively, “Permitted Encumbrances”): (i) liens for current taxes not yet due and payable or that are being contested in good faith by appropriate proceedings; (ii) liens that do not secure payment of indebtedness for borrowed money and that do not materially impair the ownership or use of the assets to which they relate; (iii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iv) deposits or pledges in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law; and (v) statutory or common law liens made in the ordinary course of business in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like liens. All of the tangible assets of the Company used in the Current Company Business are in all material respects in reasonably serviceable operating condition and repair and are adequate for the conduct of the Current Company Business in the same manner as it has heretofore been conducted.

3.16 Real Estate.

(a) Section 3.16 of the Company Disclosure Schedule contains a complete list of all leases, subleases and other licenses or occupancy agreements, together with any amendments thereto, associated with any real property used or occupied in connection with the Current Company Business or under which the Company is a lessor, lessee, sublessor or sublessee or otherwise is granted or grants occupancy rights (each a “Lease” and collectively, “Leases”). All Leases are in full force and effect and are binding and enforceable in accordance with their respective terms against the Company and to the Company’s knowledge, against the lessors, lessees, sublessors and sublessees thereof, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True, complete and correct copies of all such Leases, as amended or modified through the date hereof, have been delivered to Parent or its advisors (or have been made available in a data room for review by Parent or its advisors). Except as set forth in Section 3.16 of the Company Disclosure Schedule, the Company (i) has not assigned its interest under any Lease or subleased or granted any occupancy rights for all or any portion of any space demised thereby, to any third party and (ii) has not exercised any option under any Lease. The Company does not own any real property.

(b) With respect to the Leases, the Company is not in material default under the terms of the Leases and no material amount currently due under any Lease remains unpaid, no material controversy, claim, dispute or disagreement exists between the parties to the Leases and no event has occurred which with the passage of time or giving of notice, or both, would constitute a material default thereunder; and, to the knowledge of the Company, each lessor, lessee, sublessor and sublessee is not in material default under any of the terms of any Lease.

3.17 Environmental Matters.

(a) The following terms shall be defined as follows:

(i) “Environmental Laws” shall mean any applicable, federal, state or local governmental laws (including common laws), statutes, ordinances, codes, regulations, rules, permits, licenses, certificates, approvals, judgments, decrees, orders, directives, or requirements that involve the protection of the environment and natural resources, protection of public health and safety, exposure to Hazardous Materials or protection of worker health and safety, or that regulate the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, re-use, or recycling of Hazardous Materials , including but not limited to the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended (“CERCLA”), and the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended (“RCRA”).

(ii) “Hazardous Materials” shall mean any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under, or subject to, Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant,” “radioactive” or “contaminant.” The term “Hazardous Materials” shall include any “hazardous substances” as defined, listed, designated or regulated under CERCLA, any “hazardous wastes” or “solid wastes” as defined, listed, designated or regulated under RCRA, any asbestos or asbestos containing materials any polychlorinated biphenyls, and any petroleum or hydrocarbonic substance, fraction, distillate or by-product.

(b) The Company is and has been in material compliance with all Environmental Laws relating to the operations of the Company and the portions of those certain properties or facilities used, leased or occupied by the Company (collectively, “Company’s Facilities”). The Company has not and, to the Company’s knowledge, no third party has discharged, emitted, released, leaked or spilled Hazardous Materials at any of the Company’s Facilities or that may involve Company’s Hazardous Materials that are reasonably likely to give rise to liability of the Company under Environmental Laws. As of the date hereof, no civil, criminal or administrative action, proceeding or third-party action or, to the Company’s knowledge, investigation is pending against the Company, or, to the Company’s knowledge, is being threatened against the Company, with respect to Hazardous Materials or Environmental Laws. To the Company’s knowledge, none of the Company’s Facilities (1) contains or includes any asbestos, polychlorinated biphenyls, or any underground storage tanks, piping, or sumps (or other underground structures which contain Hazardous Materials) or (2) is included or proposed for inclusion on the National Priorities List or any similar list maintained under any Environmental Law. The Company has provided Parent copies of all environmental studies, investigations, reports or assessments concerning Company or the property within its possession or control.

3.18 Taxes. Except as set forth in Section 3.18 of the Company Disclosure Schedule:

(a) The Company has filed all income Tax Returns and all other material Tax Returns that it was required to file (taking into account all applicable extensions to file any such Tax Return), and paid all Taxes shown on such filed Tax Returns as owing (except to the extent such amounts are being contested in good faith by the Company or are properly reserved for on the books or records of the Company). All income Taxes and all other material Taxes payable on or before the date hereof by or on behalf of the Company have been fully and timely paid. Any unpaid Taxes of the Company as of the Company Balance Sheet Date did not exceed the reserve for Tax liability set forth on the Company Balance Sheet. Since the Company Balance Sheet Date, the Company has not incurred any liability for Taxes outside of the ordinary course of business or otherwise inconsistent with past custom or practice. The Company has complied with all applicable requirements relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Governmental Authority all amounts required to be so withheld and paid. The Company has delivered or made available to Parent or to Parent’s representative complete and correct copies of all US federal income Tax Returns of the Company filed since the Company’s incorporation.

(b) The Company has not received from any Governmental Authority any written notice regarding any contemplated or pending audit, examination or other administrative or court proceeding involving Taxes imposed thereon.

(c) No extension of time with respect to any date on which a Tax Return was required to be filed by the Company that extends such date beyond the date hereof is in force, and no waiver or agreement by the Company is in force for the extension of time for the payment, collection or assessment of any Taxes beyond the date hereof (other than in connection with extensions of time for filing Tax Returns).

(d) The Company has not received from any Governmental Authority in a jurisdiction where the Company has not filed any Tax Return any written claim that Company is subject to taxation by that jurisdiction. The Company has not been notified in writing by any Governmental Authority regarding any proposed, asserted or assessed deficiency for any Tax imposed on the Company which was not settled or paid.

(e) There are no liens for Taxes on any material asset of the Company other than liens for Taxes not yet due and payable.

(f) The Company is not a party to any Tax allocation or Tax sharing agreement with any third party. For the purposes of this Section 3.18(f), the following agreements and contracts shall be disregarded: (i) commercially reasonable agreements providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by the Company and (ii) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business.

(g) The Company has never been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes.

(h) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(i) The Company has not participated in a “reportable transaction” within the meaning of Section 1.6011-4(b)(1) of the United States Treasury Regulations.

3.19 Employee Benefit Plans.

(a) Section 3.19 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of (i) each material plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, cafeteria benefits or other benefits, whether written or unwritten, including each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), currently sponsored, maintained, contributed to, or required to be contributed to by the Company or for which the Company may have any material liability, and (ii) each “employee benefit plan” sponsored, maintained, contributed to, or required to be contributed to, by any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) to which the Company could have any liability, contingent or otherwise (collectively, the “Company Employee Plans”). The Company does not have any Company Employee Plan that is currently in effect and that has been adopted or maintained by the Company, whether formally or informally, for the benefit of employees outside the United States.

(b) Documents. The Company has delivered to Parent or its advisors (or made available in a data room for review by Parent or its advisors) true and complete copies of each of the Company Employee Plans and related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Company Employee Plan that is subject to ERISA reporting requirements, the Company has made available in a data room for review by Parent or its advisors copies of the Form 5500 reports filed for the last three (3) plan years. The Company has made available in a data room for review by Parent or its advisors the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and to the Company’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code.

(c) Compliance. Each Company Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the

Code). The Company and each ERISA Affiliate are not in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of the Company Employee Plans. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, or has time remaining to apply under applicable Treasury Regulations or Internal Revenue Service pronouncements for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, except as may be required by COBRA or other applicable law or regulation. The Company has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to the Company’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Company Employee Plan. Neither the Company nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plan. All contributions required to have been made by the Company or any ERISA Affiliate to any Company Employee Plan as of the date of this Agreement have been paid or accrued. With respect to each Company Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 or ERISA occurred. Each Company Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding or action has been brought, or to the knowledge of the Company is threatened in communication with the Company, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans). There has been no amendment to, or written interpretation or announcement by the Company or any ERISA Affiliate regarding any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to that Plan for the fiscal year ended December 31, 2007.

(d) No Title IV or Multiemployer Plan. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to, or is obligated to materially contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither the Company nor any ERISA Affiliate has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e) COBRA, FMLA, HIPAA, Cancer Rights. With respect to each Company Employee Plan, the Company is in material compliance with, or has employed a third party administrator that, to the Company’s knowledge, is in material compliance with, (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder or any state law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and (iv) the applicable requirements of the Cancer Rights Act of 1998. The Company has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage extension or continuation.

(f) Effect of Transaction. Except as provided in Section 3.19(f) of the Company Disclosure Schedule, or except as expressly provided in this Agreement, the consummation of the Merger will not (i) entitle any current or former employee or other service provider of the Company or any ERISA Affiliate to severance benefits or any other payment (including golden parachute, bonus or benefits under any Company Employee Plan); or (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider. No benefit payable or that may become payable by the Company pursuant to any Company Employee Plan in connection with the transactions contemplated by this Agreement or as a result of or arising under this Agreement will as of, or following, the Effective Time constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time on not more than 60 days notice in accordance with its terms, without material liability to Parent or Company other than ordinary administration expenses typically incurred in a termination event.

3.20 Employee Matters. The Company is in material compliance with all currently applicable laws and regulations respecting terms and conditions of employment. There are no material proceedings pending or, to the Company’s knowledge, threatened in a written communication with the Company, against the Company, on the one hand, by current or former employees. The Company is not a party to any collective bargaining agreement or other labor union contract, nor does Company know of any activities or proceedings of any labor union to organize the employees of the Company as of the date of this Agreement.

3.21 Insurance. Section 3.21 of the Company Disclosure Schedule contains a list of the principal policies of fire, liability and other forms of insurance or fidelity bonds currently held by the Company. As of the date of this Agreement, there is no material claim pending under any of the Company’s insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. The Company is in compliance in all material respects with the terms of such policies and bonds. The Company has no knowledge as of the date of this Agreement of any threatened termination of, or material premium increase with respect to, any of such policies or bonds.

3.22 Compliance With Laws. Other than with respect to laws referenced in the Sections 3.10 (Intellectual Property), 3.17 (Environmental Matters), 3.18 (Taxes), 3.19 (Employee Benefit Plans), 3.20 (Employment Matters) and 3.28 (Regulatory Compliance), which Sections shall govern the Company’s representations and warranties as to compliance with laws that are the subject matter of such Sections, the Company is, and at all times since January 1, 2006 has been, in compliance with, in all material respects and has not received any written or oral notices of any material pending violation by the Company of any foreign, federal, state, or local law or regulation.

3.23 Brokers’ and Finders’ Fee. Except for Credit Suisse, no broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges from Company in connection with the Merger, this Agreement or any transaction contemplated hereby.

3.24 Certain Payments. Neither the Company nor, to the Company’s knowledge, any director, officer, agent or employee of the Company, nor any other person acting for or on behalf of the Company, has directly or indirectly, on behalf of the Company made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services in violation of any federal, state, local or foreign statute, law, ordinance, rule or regulation.

3.25 Minute Books. The minute books of the Company have been made available in a data room for review by Parent or its advisors and contain a materially complete and accurate summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of the Company through the date of this Agreement.

3.26 Complete Copies of Materials. Each document that the Company has delivered to Parent (or made available in a data room for review by Parent) is a true and, except to the extent that such document is explicitly redacted, complete copy of each such document, and in each case where a representation and warranty of the Company in this Agreement requires the listing of documents and agreements, a true and, except to the extent that such document is explicitly redacted, complete copy of all such documents and agreements have been delivered to Parent (or made available in a data room for review by Parent).

3.27 Stockholder Approval Regarding Code Section 280G. As of the Closing, the Company has obtained the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to agreements, contracts or arrangements in effect as of the Closing that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such stockholder vote obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

3.28 Regulatory Compliance.

(a) All biological, drug and other products that were and are being manufactured or developed by the Company (“Company Products”) that are subject or possibly subject to the jurisdiction of the Food and Drug Administration (“FDA”) or other Governmental Authorities are being manufactured, labeled, stored and tested, in compliance in all material respects with all applicable rules and regulations of the FDA and all other requirements of applicable Governmental Authorities, including, without limitation, the Food and Drug and Cosmetic Act (“FDCA”) and the Public Health Service Act. The Company Products are not, and have never been, distributed or marketed. The Company has not received any notice from the FDA or any other Governmental Authority or third party questioning its manufacturing, labeling, storing, testing, distributing or marketing practices or threatening to revoke, suspend, cancel, withdraw, curtail, or seek damages related to any certification, license, or approval. None of the Company’s products have been the subject of any voluntary or involuntary recall, third party action or governmental investigation other than routine inspections of the Company’s facilities, and all U.S. and international regulatory approvals, licenses, and certifications are owned by and registered in the name of the Company and are in full force and effect.

(b) All human clinical trials conducted by or on behalf of the Company have been, and are being, conducted in material compliance with the applicable requirements of Good Clinical Practice, Informed Consent, and all applicable requirements relating to protection of human subjects contained in 21 CFR Parts 50, 54, and 56.

(c) All manufacturing operations conducted by, or, to the Company’s knowledge, for the benefit of, the Company with respect to Company Products being used in human clinical trials have been and are being conducted in accordance, in all material respects, with the FDA’s recommended current Good Manufacturing Practices continuum for drug and biological products. In addition, the Company is in material compliance with all applicable registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 CFR Part 207 and all similar applicable laws and regulations.

(d) Neither the Company nor any representative of the Company nor, to the knowledge of the Company, any of the Company’s agents or subcontractors, have been convicted of any crime or engaged in any conduct which could result in debarment or disqualification by the FDA or any or any other Governmental Authority reasonably might be expected to result in criminal liability or debarment or disqualification by the FDA or any other Governmental Authority.

(e) Neither the Company nor any representative of the Company, nor to the knowledge of Company, any of its licensees or assignees of Material Company IP Rights, has received any written notice that the FDA or any other Governmental Authority has initiated, or threatened to initiate, any action to suspend any clinical trial, suspend or terminate any Investigational New Drug Application sponsored by the Company or otherwise restrict the preclinical research on or clinical study of any Company Product or any biological or drug product being developed by the Company or any licensee or assignee of the Material Company IP Rights based on such intellectual property, or to recall, suspend or otherwise restrict the manufacture of any Company Product.

(f) All animal studies or other preclinical tests performed or as the basis for any regulatory approval required for the Company Products either (x) have been conducted in accordance, in all material respects, with applicable Good Laboratory Practice requirements contained in 21 CFR Part 58 or (y) involved experimental research techniques that could not be performed by a registered GLP testing laboratory (with appropriate notice being given to the FDA) and have employed in all material respects the procedures and controls generally used by qualified experts in animal or preclinical study of products comparable to those being developed by the Company.

(g) The Company has made available to Parent copies of any and all notices of inspectional observations, establishment inspection reports and any other documents received from the FDA, that state or describe a lack of compliance with the regulatory requirements of the FDA. The Company has made available to Parent for review all correspondence to or from the FDA, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA, or prepared by or which bear in any material way on the Company’s compliance with regulatory requirements of the FDA, or on the likelihood or timing of approval of any Company Products.

(h) There are no proceedings pending or, to the Company’s knowledge, threatened with respect to a violation or alleged violation by the Company of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other United States Governmental Authority.

3.29 Clinical Material.

(a) The Company possesses or has access through a third party manufacturer on commercially reasonable terms to (i) sufficient quantities of all materials that Company believes are reasonably necessary to manufacture clinical trial materials in quantities sufficient to perform those certain Phase 1/2 clinical trials described in Section 3.29(a) of the Company Disclosure Schedule, and (ii) the capabilities to carry out all associated chemistry, manufacturing, and controls (“CMC”) activities for bulk drug substances.

(b) The Company has in its possession, or has access to, all material documentation of the CMC activities undertaken in the development of its products to date.

4. Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub represent and warrant to the Company that:

4.1 Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing, if applicable, under the laws of the state in which it was incorporated. There is no pending or, to the knowledge of Parent, threatened, action for the dissolution, liquidation or insolvency of either Parent or Merger Sub.

4.2 Authority. Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other authorization or consent of Parent, Merger Sub or their respective stockholders is necessary. This Agreement has been duly executed and delivered by Parent and Merger Sub, and, assuming this Agreement constitutes the valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

4.3 Noncontravention. Neither the execution and delivery by Parent and Merger Sub of this Agreement, nor the consummation by Parent or Merger Sub of any of the transactions contemplated hereby, will:

(a) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Merger Sub;

(b) require on the part of Parent or Merger Sub any registration, declaration or filing with, or any permit, order, authorization, consent or approval of, any Governmental Authority, except for (i) compliance with the applicable requirements of HSR and applicable foreign antitrust or trade regulation laws, (ii) the filing of such reports and information with the SEC under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) any registration, declaration, filing, permit, order, authorization, consent or approval which if not made or obtained would not reasonably be expected to have a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby (a “Parent Material Adverse Effect”);

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate or modify, or require any notice, consent or waiver under, any contract or agreement to which Parent or Merger Sub is a party or by which Parent or Merger Sub is bound, except for (i) any conflict, breach, default, acceleration or right to terminate or modify that would not reasonably be expected to result in a Parent Material Adverse Effect or (ii) any notice, consent or waiver the failure of which to make or obtain would not reasonably be expected to result in a Parent Material Adverse Effect;

(d) violate any order, writ, injunction or decree applicable to Parent or Merger Sub or any of their respective properties or assets, except for any violation that would not reasonably be expected to have a Parent Material Adverse Effect;

(e) violate any statute, rule or regulation applicable to Parent or Merger Sub or any of their respective properties or assets, except for any violation that would not reasonably be expected to result in a Parent Material Adverse Effect; or

(f) render Parent insolvent or unable to pay its debts as they become due.

4.4 Adequacy of Funds. Parent has adequate financial resources to satisfy its monetary and other obligations under this Agreement.

4.5 Foreign Tax Withholding. Assuming that each Company Holder is a U.S. Person (as defined in the Code and the Treasury Regulations thereunder), no withholding is required to be made from the Per Share Merger Consideration payable hereunder pursuant to Section 2.6 pursuant to any applicable Israeli laws.

5. Conduct Prior to the Effective Time.

5.1 Conduct of Business of the Company. During the period from the date of this Agreement until the Effective Time (the “Pre-Closing Period”), except (i) as set forth in Schedule 5.1, (ii) to the extent necessary to comply with the Company’s express obligations under this Agreement, (iii) as reasonably necessary to ensure that the Company complies with applicable laws and its obligations under contracts to which it is party as of the date of this Agreement and disclosed to Parent and contracts entered into during the Pre-Closing Period in compliance with this Section 5.1, (iv) to pay Specified Transaction Expenses, or (v) as consented to in writing by Parent (which consent shall not be withheld or delayed if withholding or delaying such consent would be unreasonable), (A) the Company shall use commercially reasonable efforts to (1) carry on its business in the ordinary course consistent with past practices, (2) preserve intact its present business organization, (3) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others to whom the Company has material contractual obligations and (4) keep available the services of its employees on the terms and conditions of employment to which they are subject as of the date of this Agreement, and (B) the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) Charter Documents. Amend its certificate of incorporation or bylaws;

(b) Intellectual Property Rights. Enter into or amend any agreements pursuant to which the Company (i) transfers or licenses to any person any Material Company IP Rights, or (ii) otherwise grants to any person rights in any Material Company IP Rights;

(c) Dispositions. Sell, assign, lease or license to any Person, or permit the imposition of any Lien (other than Permitted Encumbrances) on, any of its properties or assets that are material, individually or in the aggregate, to the Current Company Business;

(d) Indebtedness. Incur any indebtedness for borrowed money, or guarantee any such indebtedness, or issue or sell any debt securities or guarantee any debt securities of others, other than purchase money obligations in the ordinary course of business consistent with past practice;

(e) Agreements. Enter into any contract or agreement that would be a Material Contract if it had been in existence on the date hereof or prematurely terminate or amend any Material Contract;

(f) Insurance. Materially reduce the amount of any insurance coverage provided by existing insurance policies other than upon the expiration of any such policy;

(g) Waiver. Knowingly waive any right under any Material Contract;

(h) Acquisitions. Acquire or agree to acquire by merging with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that are material individually or in the aggregate, to the Company’s business;

(i) Issuance of Stock. Issue or sell any shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or warrants or options to acquire, any such shares other than pursuant to the exercise of Company Options outstanding on the date of this Agreement;

(j) Benefits and Compensation. (i) Except in the ordinary course of business or as required under the terms of any Company Employee Plan, in each case as in effect on the date hereof, grant or announce any incentive awards or any increase in the salaries, bonuses or other compensation and benefits payable by the Company to any of the employees, officers, directors or other service providers of the Company, provided, however, that Company shall be permitted to increase the salaries of its employees in the ordinary course of business consistent with past practice, (ii) materially increase the benefits under any Company Employee Plan, (iii) enter into or amend any employment, change in control, severance, retention or similar contract with any officer, employee, consultant or other agent of the Company, or (iv) adopt, enter into, terminate or amend any Company Employee Plan or other arrangement for the current or future benefit or welfare of any officer or employee of the Company;

(k) Trade Secrets. Disclose any of its material trade secrets other than in the ordinary course of business to Persons that have agreed in writing to keep such material trade secrets confidential;

(l) Capital Expenditures. Authorize any new capital expenditure or expenditures that individually exceed $50,000 or in the aggregate are in excess of $250,000;

(m) Restriction of Business. Enter into any non-competition agreement purporting to restrict the business activities of the Company or any other agreement or obligation which purports to limit the manner in which, or the localities in which, the business of the Company may be conducted;

(n) Settlement of Litigation. Settle, release or forgive any material claim or litigation or waive any right thereto;

(o) Taxes. Make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, enter into any closing agreement with any taxing authority, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes, in each case if such election, change, settlement or consent would have the effect of materially increasing the Tax liability or materially decreasing any Tax asset of the Company for any period ending after the Closing Date;

(p) Distributions. Declare, set aside or pay any dividend or make any other distribution with respect to any Company Capital Stock, Company Options or other securities or repurchase, redeem or otherwise acquire any Company Capital Stock, Company Options or other securities of the Company or any other entity other than (i) setting aside dividends that automatically accrue on outstanding Series A Preferred Stock, and (ii) acquisitions of Common Stock by the Company pursuant to agreements existing on the date of this Agreement which permit the Company to repurchase such shares at cost (or the lesser of cost or fair market value) upon termination of services to the Company; or

(q) Other. Agree to take any of the actions described in Sections 5.1(a) through 5.1(p).

6. Additional Agreements.

6.1 Access to Information; Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company shall (i) afford Parent and its personnel, accountants, counsel and other representatives access during normal business hours to (a) all of the Company’s books, contracts, commitments and records and (b) all other existing information concerning the business, properties and personnel of the Company as Parent may reasonably request and (ii) instruct its employees, counsel and financial advisors to cooperate with Parent in its investigation of the Company; provided, however, that in exercising access rights under this Section 6.1(a), Parent shall not be permitted to interfere unreasonably with the conduct of the business of the Company.

(b) Each party shall give prompt notice to the other parties of (a) the occurrence or nonoccurrence of any event that causes any representation or warranty made by such party contained in this Agreement to be untrue or inaccurate in any material respect and (b) any material failure by such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.1(b) shall not limit or otherwise affect the remedies available to the parties hereunder and shall not affect any requirement to perform under this Agreement pursuant to its terms.

6.2 Public Disclosure. Except as may be required by law or by obligations pursuant to any listing agreement with Nasdaq or any applicable national securities exchange, during the Pre-Closing Period, (a) Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and (b) without limiting Parent’s obligations under that certain confidentiality agreement, dated February 6, 2007, between the Company and Teva Pharmaceutical Industries Limited (the “Confidentiality Agreement”), neither Parent nor the Company shall issue any such press release or make any such public statement or disclosure without the prior approval of the Company or Parent, as the case may be (which approval shall not be unreasonably withheld or delayed).

6.3 Regulatory Approval; Further Assurances.

(a) Parent and the Company shall use commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions to closing set forth in Section 7 and to effectuate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each party to this Agreement shall: (i) make any filings and give any notices required to be made or given by such party in connection with the Merger and the other transactions contemplated by this Agreement; (ii) use commercially reasonable efforts to obtain any consent required to be obtained (pursuant to any applicable legal requirement, contract or otherwise, including to prevent defaults under or terminations of or accelerations of any obligations under any contracts) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iii) use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such consent obtained during the Pre-Closing Period.

(b) Each party shall use commercially reasonable efforts to file, as promptly as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, promptly after the date of this Agreement, Parent and the Company shall cause to be prepared and filed the notifications required under HSR in connection with the Merger. Parent shall be responsible for all filing fees in connection with such notification. Parent and the Company shall respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general or other Governmental Authority in connection with antitrust or related matters. Each of the Company (to the extent it has knowledge of such facts) and Parent shall (A) give the other party prompt notice of the commencement of any legal proceeding by or before any Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement; (B) keep the other party informed as to the status of any such legal proceeding; and (C) promptly inform the other party of any material communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding the Merger. The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted by either of them in connection with any legal proceeding under or relating to HSR or any other foreign, federal or state antitrust, anticompetition or fair trade law. In addition, except as may be prohibited by any Governmental Authority or by any applicable law, in connection with any legal proceeding under or relating to HSR or any other foreign, federal or state antitrust, anticompetition or fair trade law or any other similar legal proceeding relating to the Merger to which either Company or Parent is a party, each of the Company and Parent will permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding, as practicable, and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with any such legal proceeding. Notwithstanding the foregoing, except as otherwise expressly provided in this Section 6.3 or as otherwise prohibited by applicable law, Parent shall have the sole and exclusive right to propose, negotiate, offer to commit and effect any action as may be required to resolve any antitrust objections, suits or other actions, and its views shall prevail over those of the Company in the event of any disagreement regarding the matters contemplated by this Section 6.3; provided, however, that Parent shall not have the authority to bind the Company regarding actions that take effect prior to the Effective Time or that would, or would reasonably be expected to, materially delay Closing.

(c) Neither the Company nor Parent shall have any obligation under this Section 6.3 or otherwise to take, or commit to take, any of the following actions before or after the Closing: (i) dispose of or transfer, or cause any of its Subsidiaries to dispose of or transfer, any material assets; (ii) discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any person, any technology or other IP Rights; or (iv) hold separate or cause any of its Subsidiaries to hold separate any assets or operations.

6.4 Employees.

(a) The parties hereto intend that there shall be continuity of employment with respect to all employees of Company (the “Company Employees”), including any employees on leave of absence from the Company at the Effective Time. Each Company Employee who continues employment with Parent or the Surviving Corporation after the Effective Time (a “Continuing Employee”) shall be employed on an “at will” basis, and, except as may otherwise be provided in an employment offer letter or employment agreement between the such Company Employee and the Company, shall be provided, for a period ending on the first anniversary of the Closing, with (i) base compensation no less than the base compensation applicable to such Continuing Employee immediately prior to the Closing and (ii) incentive compensation (including equity-based compensation) and other employee benefits on a basis no less favorable to the incentive compensation and other employee benefits provided by Parent to its similarly situated employees.

(b) For all purposes under the employee benefit plans of Parent or its Affiliates providing benefits to any Continuing Employees after the Effective Time and for purposes of accrual of vacation and paid time off (the “Parent Plans”), each Continuing Employee will be credited with his or her years of service with the Company before the Effective Time (including predecessor or acquired entities or any other entities for which the Company has given credit for prior service), to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under the corresponding Company

Employee Plan, except for purposes of benefit accrual under defined benefit plans, for any purpose where service credit for the applicable period is not provided to participants generally, and to the extent such credit would result in a duplication of accrual of benefits. In addition, with respect to any Parent Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall, or shall cause to, give effect, in determining any deductible and maximum out-of-pocket limitations under any such Parent Plan for the plan year in which the Effective Time occurs, to amounts paid or incurred by such Continuing Employees during such year under comparable Company Employee Plans; and (3) Parent shall use its best efforts to cause any pre-existing conditions limitations and eligibility waiting periods under any Parent Employee Plan to be waived with respect to Continuing Employees and their eligible dependents to the extent any such limitations or periods were waived or were inapplicable under any similar or comparable Company Employee Plans.

(c) This Section 6.4 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.4, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.4. Without limiting the foregoing, no provision of this Section 6.4 will create any third party beneficiary rights in any current or former employee, director or consultant of the Company in respect of continued employment or service (or resumed employment or service) or any other matter. Nothing in this Section 6.4 is intended to amend any Company Employee Plan, or interfere with Parent’s or the Surviving Corporation’s right from and after the Effective Time to amend or terminate any Company Employee Plan or the employment or provision of services by any director, employee, independent contractor or consultant.

(d) If requested by Parent at least five business days prior to the Closing Date, the Company shall take (or cause to be taken) all actions, pursuant to resolutions of the Board of Directors of the Company, reasonably necessary or appropriate to terminate, effective no later than the Effective Date, any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). If the Company is required to terminate any Company 401(k) Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Board of Directors of the Company of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, which approval shall not be unreasonably withheld or delayed).

6.5 Tax Matters.

(a) Either the Company shall deliver to Parent at the Closing a statement conforming to the requirements of Section 1.897-2(h)(1)(i) of the United States Treasury Regulations or Parent shall withhold from the Per Share Merger Consideration and remit to the proper Governmental Authority such amounts as may be required pursuant to Section 1445 of the Code with respect to Company Holders who do not timely provide evidence reasonably satisfactory to Parent that withholding pursuant to Section 1445 of the Code is not required with respect to such Company Holder.

(b) Parent, the Company, the Surviving Corporation and the Escrow Agent shall be entitled to deduct and withhold from the Per Share Merger Consideration otherwise payable pursuant to this Agreement to any Company Holder, such amounts as Parent, the Company, the Surviving Corporation or the Escrow Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Capital Stock or Company Options in respect of which such deduction and withholding was made by Parent, the Company, the Surviving Corporation or the Escrow Agent.

6.6 Indemnification of Officers and Directors of the Company.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification provisions under the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (the persons entitled to be indemnified pursuant to such provisions, and all other current and former directors and officers of the Company being referred to collectively as the “Indemnified Parties”). Parent shall cause the certificate of incorporation and bylaws of Merger Sub and the Surviving Corporation to contain the provisions with respect to indemnification and exculpation from liability set forth in Company’s certificate of incorporation and bylaws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party except as may be required by applicable law.

(b) Without limiting the provisions of Section 6.6(a), during the period from the Effective Time until the sixth anniversary of the Effective Time, Parent will indemnify and hold harmless each Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (i) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer or employee of the Company (regardless of whether such action or omission, or alleged action or omission, occurred prior to, on or after the Closing Date) or (ii) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Parent a written notice asserting a claim for indemnification under this Section 6.6(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved; and further provided that no Indemnified Party shall be entitled to indemnification pursuant to this Section 6.6 with respect to any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement resulting from any actions or omissions or alleged actions or omissions by such Indemnified Party for which it has been finally determined that such Indemnified Party is not entitled to such indemnification under applicable law. In the event of any such claim, action, suit, proceeding or investigation, (x) Parent will have the right to control the defense thereof after the Effective Time, (y) any counsel retained by the Indemnified Parties with respect to the defense thereof for any period after the Effective Time must be reasonably satisfactory to Parent, and (z) after the Effective Time, Parent will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received (provided that in the event of a final non-appealable judicial determination that any Indemnified Party is not entitled to indemnification hereunder, any amounts advanced on his or her behalf shall be remitted to the Surviving Corporation); provided, however, that neither Parent nor the Surviving Corporation will be liable for any settlement effected without its, his or her express written consent. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless counsel for any Indemnified Party determines in good faith that, under applicable standards of professional conduct, a conflict exists or is reasonably likely to arise on any material issue between the positions of any two or more Indemnified Parties. Notwithstanding anything to the contrary contained in this Section 6.6(b) or elsewhere in this Agreement, Parent shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 6.6 without the consent of each Indemnified Party (which shall not be unreasonably withheld or delayed) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation.

(c) Parent and the Surviving Corporation jointly and severally agree to pay all expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 6.6.

(d) This Section 6.6 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Indemnified Parties and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

6.7 No Solicitation by the Company.

(a) Without the prior written consent of Parent, the Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company, solicit or encourage (including by way of furnishing information) the initiation or submission of any inquiries, proposals or offers regarding, and shall not otherwise facilitate or negotiate, any acquisition, merger, sale of substantial assets, or sale of controlling interest in Company through a sale or issuance of Company Capital Stock or similar transactions involving Company (any of the foregoing inquiries or proposals being referred to herein as a “Company Acquisition Proposal”); provided, however, that nothing contained in this Agreement shall prevent the board of directors of the Company from referring any third party to this Section 6.7.

(b) The Company shall promptly notify Parent after receipt of any Company Acquisition Proposal or any request for nonpublic information relating to the Company in connection with a Company Acquisition Proposal or for access to the properties, books or records of the Company by any Person that informs the Company’s board of directors that it is considering making, or has made, a Company Acquisition Proposal. Such notice to Parent shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

(c) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Parent) conducted prior to or as of the date of this Agreement with respect to any Company Acquisition Proposal. The Company agrees not to release any such parties from any confidentiality agreement to which the Company is a party.

(d) The Company shall ensure that the officers, directors and employees of the Company and any investment banker or other advisor or representative retained by the Company are aware of the restrictions described in this Section, and shall use commercially reasonable efforts to ensure such Persons do not breach this Section 6.7.

7. Conditions to the Merger.

7.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of Parent and Merger Sub, on the one hand, and the Company, on the other hand, to effect the Merger and otherwise to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may be waived by agreement of Parent and the Company):

(a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any U.S. federal or state court or agency of competent jurisdiction or any non-U.S. court of competent jurisdiction shall have been issued and remain in effect, nor shall there be any foreign, U.S. federal or state statute, rule or regulation or other law enacted or deemed applicable to the Merger, that makes the consummation of the Merger illegal.

(b) HSR Antitrust Laws. The waiting period applicable to the consummation of the Merger under HSR shall have expired or been terminated.

7.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and otherwise to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may be waived by Parent):

(a) Representations and Warranties. The representations and warranties of the Company in this Agreement and in any certificate delivered by the Company pursuant to this Agreement, shall be accurate in all respects as of the Closing (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been accurate as of such date).

(b) Required Stockholder Vote. The representations and warranties set forth in the second and third sentences of Section 3.2(a) with respect to the Required Stockholder Vote shall remain accurate as of the Closing Date.

(c) Performance of Covenants. The Company shall have complied with and performed in all material respects all covenants under this Agreement required to be complied with or performed by the Company at or prior to the Closing.

(d) Certificate of Officer. Parent and Merger Sub shall have received a certificate executed on behalf of the Company by an officer of the Company (the “Company Closing Certificate”) representing and warranting that the conditions set forth in Sections 7.2(a), 7.2(b) and Section 7.2(c) have been satisfied.

(e) No U.S. Governmental Litigation. There shall not be pending before any court or agency of competent jurisdiction any legal proceeding commenced by a U.S. federal or state Governmental Authority that: (i) challenges or seeks to restrain or prohibit the consummation of the Merger; or (ii) relates to the Merger and seeks to obtain from Parent or the Company any damages or other relief.

(f) No Foreign Governmental Litigation. There shall not be pending before any court or agency of competent jurisdiction any legal proceeding commenced by a Governmental Authority (other than a Governmental Authority that is a U.S. federal or state Governmental Authority) that: (i) challenges or seeks to restrain or prohibit the consummation of the Merger; or (ii) relates to the Merger and seeks to obtain from Parent or the Company any damages or other relief.

(g) Escrow Agreement. The Escrow Agent and the Stockholders’ Agent shall have entered into the Escrow Agreement.

(h) No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred.

(i) Opinion. Cooley Godward Kronish LLP, counsel for the Company, shall have delivered to Parent an opinion (containing such specific factual exceptions as may be necessary to make any legal conclusion expressed in such opinion accurate and containing other customary qualifications and exceptions) as to the matters specified in Exhibit B.

(j) Employees Intending to Continue Employment. The Company shall deliver to Parent written notification from each of the employees listed on Schedule 7.2(j) stating their affirmative intent to continue employment with the Surviving Corporation following the Closing.

(k) Closing Cash Amount. The Company shall have cash and/or cash equivalents at least equal to the Closing Cash Amount.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and to otherwise consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may be waived by the Company):

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub in this Agreement and in any certificate delivered by Parent or Merger Sub pursuant to this Agreement shall be accurate in all respects as of the Closing (except to the extent any such representation or warranty speaks as of the date of this Agreement, in which case such representation or warranty shall have been accurate in all material respects as of such date).

(b) Performance of Covenants. Parent and Merger Sub shall have each complied with and performed in all material respects all of their respective covenants under this Agreement required to be complied with or performed by either of them at or prior to the Closing.

(c) Certificate of Officers. The Company shall have received a certificate executed on behalf of each of Parent and Merger Sub by an officer of Parent and Merger Sub, respectively, representing and warranting that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

(d) Escrow Agreement. Parent and the Escrow Agent shall have entered into the Escrow Agreement.

(e) No U.S. Governmental Litigation. There shall not be pending before any court or agency of competent jurisdiction any legal proceeding commenced by a U.S. federal or state Governmental Authority that: (i) challenges or seeks to restrain or prohibit the consummation of the Merger; or (ii) relates to the Merger and seeks to obtain from Company any damages or other relief.

(f) No Foreign Governmental Litigation. There shall not be pending before any court or agency of competent jurisdiction any legal proceeding commenced by a Governmental Authority (other than a Governmental Authority that is a U.S. federal or state Governmental Authority) that (i) challenges or seeks to restrain or prohibit the consummation of the Merger; or (ii) relates to the Merger and seeks to obtain from Company any damages or other relief.

8. Termination.

8.1 Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 8.1(b) through 8.1(e), by notice from the terminating party to the other party setting forth a brief description of the basis for termination):

(a) by the mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by the date that is 75 days from the date of this Agreement; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to comply with or perform in any material respect any covenant under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(c) by either Parent or the Company if a court of competent jurisdiction shall have issued a nonappealable final and permanent injunction having the effect of permanently prohibiting the Merger;

(d) without limiting the right of either Parent or the Company to terminate this Agreement pursuant to Section 8.1(b), by the Company if (i) there are one or more inaccuracies in any of the representations or warranties of Parent or Merger Sub in this Agreement such that the condition set forth in Section 7.3(a) would not be satisfied, or there has been one or more breaches by Parent or Merger Sub of any of their respective covenants in this Agreement such that the condition set forth in Section 7.3(b) would not be satisfied, (ii) the Company shall have delivered to Parent a written notice of such inaccuracies or breaches, and (iii) (A) at least 30 days shall have elapsed since the delivery of such notice without such inaccuracies or breaches having been cured or (B) such inaccuracies or breaches are not capable of being cured within 30 days after delivery of such notice of inaccuracies or breaches;

(e) without limiting the right of either Parent or the Company to terminate this Agreement pursuant to Section 8.1(b), by Parent if (i) there are one or more inaccuracies in any of the representations or warranties of the Company in this Agreement such that the condition set forth in Section 7.2(a) would not be satisfied, or there has been one or more breaches by the Company of any of its covenants in this Agreement such that the condition set forth in Section 7.2(c) would not be satisfied, (ii) Parent shall have delivered to the Company a written notice of such inaccuracies or breaches, and (iii) (A) at least 30 days shall have elapsed since the delivery of such notice without such inaccuracies or breaches having been cured or (B) such inaccuracies or breaches are not capable of being cured within 30 days after delivery of such notice of inaccuracies or breaches;

(f) by Parent if the Required Stockholder Vote shall not have been obtained promptly after the execution and delivery of this Agreement by the parties hereto.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, and there shall be no liability on the part of Parent, the Company, Merger Sub or their respective officers, directors or stockholders, except to the extent that such liability results from the willful breach by a party of any of its covenants set forth in this Agreement; provided, however, that the provisions of Section 10 and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

9. Escrow and Indemnification

9.1 Escrow Fund. Pursuant to Section 2.12, at the Closing, Parent shall withhold the Escrow Fund from the amounts otherwise payable to the Company Holders and shall deposit the Escrow Fund with the Escrow Agent on behalf of such holders. The Escrow Fund shall be governed by the terms set forth in the Escrow Agreement and shall be available (i) to indemnify Parent pursuant to the indemnification provisions set forth in this Section 9, and (ii) to make the payments referred to in Sections 9.2(b), 9.3 and 9.5.

9.2 Indemnification.

(a) Expiration of Representations, Warranties and Covenants. All representations and warranties made by the Company in this Agreement or in the Company Closing Certificate shall expire on the date that is 365 days after the Closing Date (the “Representation Termination Date”); provided, however, that if at any time prior to the Representation Termination Date, Parent delivers to the Stockholders’ Agent a notice stating the existence of an inaccuracy in any of the representations and warranties made by the Company or a breach of a covenant made by the Company (and setting forth, to the extent known by Parent, in reasonable detail the basis for Parent’s determination that such an inaccuracy or breach exists and the amount of the Damages incurred by Parent as a result of such inaccuracy or breach) and asserting a claim for recovery under this Section 9.2 based on such inaccuracy or breach, then the claim asserted in such notice shall survive the Representation Termination Date until such time as such claim is fully and finally resolved. All obligations of the parties under the covenants contained herein (including the covenants set forth in Sections 5 and 6) shall expire at the Effective Time, except to the extent that any such covenant expressly specifies that it is to be (or is otherwise required by this Agreement to be) performed after the Effective Time; provided, however, that notwithstanding the expiration of the parties’ obligations under such covenants, claims for breaches of any covenants of the Company prior to their expiration may be brought after the Effective Time and until the Representation Termination Date.

(b) Indemnification. Subject to the limitations set forth in this Section and Sections 9.2(a) and 9.2(c), from and after the Effective Time, Parent shall be entitled to be indemnified, solely from the Escrow Fund, against any Damages actually incurred by Parent as a result of (i) any inaccuracy in any representation or warranty of the Company set forth in this Agreement or in the Company Closing Certificate, and (ii) the breach of any covenant of the Company in this Agreement. For purposes of this Section 9, “Damages” shall mean any liabilities, losses, damages, penalties, fines, costs or expenses, including reasonable legal, expert and consultant fees and expenses, but excluding any special, indirect, consequential, exemplary and punitive damages; provided, however, that for purposes of computing the amount of any Damages incurred by Parent there shall be deducted an amount equal to the amount of any Tax benefit actually received by Parent or any of its affiliates in the year such Damages are sustained as a result of such Damages or the circumstances giving rise thereto. Solely for purposes of computing the amount of any Damages pursuant to this Section 9(b), all materiality, Company Material Adverse Effect and similar qualifications in this Agreement shall be disregarded.

(c) Limitations of Liability.

(i) Except as provided in Section 10.10, from and after the Effective Time, the right of Parent to be indemnified from the Escrow Fund pursuant to this Section 9 shall be the sole and exclusive remedy with respect to (x) any inaccuracy of any representation or warranty of the Company contained in this Agreement or the Company Closing Certificate or (y) any other breach by the Company of this Agreement. Subject to Section 9.2(c)(iii), no current or former stockholder, director, officer, employee, affiliate or advisor of the Company shall have any personal or individual liability of any nature to Parent, the Surviving Corporation or any affiliate of Parent or the Surviving Corporation with respect to any inaccuracy of any representation or warranty contained in, or any other breach of, this Agreement or the Company Closing Certificate. The parties acknowledge that (A) no current or former stockholder, director, officer, employee, affiliate or advisor of the Company has made or is making any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied, (B) except as expressly provided in this Agreement or in the Company Closing Certificate, the Company has not made and is not making any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied, and (C) except as expressly provided in this Agreement and in the Company Closing Certificate, Parent is not relying and has not relied on, any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

(ii) Without limiting the effect of any other limitation contained in this Section 9, the indemnification provided for in this Section 9.2 shall not apply, and Parent shall not be entitled to exercise any indemnification rights under this Agreement, unless the aggregate amount of the Damages against which Parent would otherwise be entitled to be indemnified under this Section 9.2 exceeds 1% of the Merger Consideration (the “Threshold”); provided, that such Threshold shall not apply with respect to claims for breaches of Sections 3.1, 3.2 and 3.5 and all Damages arising from the breach of such Sections, to the extent paid, shall be excluded from the calculation of whether the Threshold has been exceeded. If the aggregate amount of such Damages (excluding all Damages arising from the breach of such Sections 3.1, 3.2 and 3.5) exceeds the Threshold, then Parent shall, subject to the other limitations contained herein, be entitled to be indemnified from the Escrow Fund from the first dollar of such Damages.

(iii) Nothing in this Section 9.2(c) shall limit any remedy Parent may have against any Person for fraud under applicable tort laws.

(d) Defense of Third-Party Claims. Promptly after Parent obtains knowledge of any claim, demand, suit, action, arbitration, investigation, inquiry or proceeding that has been brought or asserted by a third party against Parent or any of Parent’s Subsidiaries or other affiliates that is subject to indemnification hereunder (a “Third-Party Claim”), Parent shall promptly give notice of such Third-Party Claim to the Stockholders’ Agent, stating the nature and basis of such Third-Party Claim and the dollar amount of such Third-Party Claim, to the extent known; provided, that the failure of Parent to so notify the Stockholders’ Agent shall not limit Parent’s rights to indemnification hereunder except to the extent the Stockholders’ Agent is materially prejudiced thereby. The Stockholders’ Agent shall have the right at its election, at any time, to defend any Third-Party Claim, in which case: (i) the Stockholders’ Agent shall diligently and in good faith defend such Third-Party Claim; (ii) the reasonable attorneys’ fees of counsel reasonably acceptable to Parent (approval of such counsel not to be unreasonably withheld), other professionals’ and experts’ fees and court or arbitration costs incurred by the Stockholders’ Agent in connection with defending such Third-Party Claim shall be payable from the Escrow Fund, without the requirement of any consent or approval by Parent; (iii) Parent shall be entitled to monitor such defense, with any out-of-pocket costs incurred by Parent entitled to be reimbursed from the Escrow Fund; (iv) Parent shall make available to the Stockholders’ Agent all books, records and other documents and materials that are under the direct or indirect control of Parent or any of its Subsidiaries or other affiliates and that the Stockholders’ Agent considers necessary or desirable for the defense of such Third-Party Claim; (v) Parent shall execute such documents and take, and refrain from taking, such other actions as the Stockholders’ Agent may reasonably request for the purpose of facilitating the defense of, or any settlement, compromise or adjustment relating to, such Third-Party Claim; (vii) Parent shall otherwise fully cooperate as reasonably requested by the Stockholders’ Agent in the defense of such Third-Party Claim; and (viii) the Stockholders’ Agent shall not enter into any agreement providing for the settlement of such Third-Party Claim without the prior written consent of Parent (which consent shall not be unreasonably withheld) if such settlement agreement imposes on Parent or any of its Subsidiaries or other affiliates any obligation, other than an obligation to pay monetary damages in an amount less than the aggregate cash amount remaining in the Escrow Fund (excluding for these purposes the amount in the Escrow Fund that equals the aggregate amount claimed by Parent or in any Third-Party Claim with respect to claims for indemnification which have not yet been satisfied or resolved) and that may be used to pay such damages in full. If the Stockholders’ Agent elects not to defend such Third-Party Claim, then (i) Parent shall defend such Third-Party Claim and (ii) Parent shall have no right to seek indemnification under this Section 9 in respect of such Third-Party Claim for any settlement entered into without the prior written consent of the Stockholders’ Agent, which consent shall not be unreasonably withheld or delayed.

9.3 Stockholders’ Agent.

(a) By virtue of the approval of this Agreement by the Company’s stockholders, and without further action of any Company Holder, each Company Holder shall be deemed to have irrevocably constituted and appointed the Stockholders’ Agent (and by execution of this Agreement he hereby accepts such appointment) as agent and attorney-in-fact for and on behalf of the Company Holders, with full power of substitution, to act in the name, place and stead of each Company Holder with respect to this Section 9 and the Escrow Agreement and the taking by the Stockholders’ Agent of any and all actions and the making of any decisions required or permitted to be taken by the Stockholders’ Agent under this Agreement or the Escrow Agreement, including the exercise of the power to: (i) give and receive notices and communications under this Section 9 or the Escrow Agreement; (ii) authorize delivery to Parent of cash from the Escrow Fund in satisfaction of claims for indemnification made by Parent under this Section 9; (iii) object to claims for indemnification made by Parent under this Section 9; (iv) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to claims for indemnification made by Parent under this Section 9; and (v) take all actions necessary or appropriate in the good faith judgment of the Stockholders’ Agent for the accomplishment of the foregoing. The power of attorney granted in this Section 9.3 is coupled with an interest and is irrevocable, may be delegated by the Stockholders’ Agent and shall survive the death or incapacity of any Company Holder. The identity of the Stockholders’ Agent and the terms of the agency may be changed, and a successor Stockholders’ Agent may be appointed, from time to time (including in the event of the death, disability or other incapacity of the Stockholders’ Agent) by the Company Holders whose aggregate entitlements to the Per Share Merger Consideration exceeds 50% of the aggregate Per Share Merger Consideration, and any such successor shall succeed the Stockholders’ Agent as Stockholders’ Agent hereunder. No bond shall be required of the Stockholders’ Agent, and the Stockholders’ Agent shall receive no compensation for his services.

(b) The Stockholders’ Agent shall not be liable for any liability, loss, damage, penalty, fine, cost or expense incurred without gross negligence by the Stockholders’ Agent while acting in good faith and in the exercise of his reasonable judgment and arising out of or in connection with the acceptance or administration of his duties hereunder (it being understood that any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith).

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation to provide the Stockholders’ Agent with reasonable access to information about the Surviving Corporation and the reasonable assistance of the officers and employees of Parent and the Surviving Corporation for purposes of performing his duties and exercising his rights under this Agreement, provided that the Stockholders’ Agent shall treat confidentially any nonpublic information he receives from Parent regarding the Surviving Corporation.

(d) Each Company Holder shall, only to the extent of and in proportion to the aggregate amount of the Per Share Merger Consideration received by such Company Holder, indemnify and defend the Stockholders’ Agent and hold the Stockholders’ Agent harmless against any loss, damage, cost, liability or expense incurred without fraud, gross negligence or willful misconduct by the Stockholders’ Agent and arising out of or in connection with the acceptance, performance or administration of the Stockholders’ Agent’s duties under this Agreement. Any liabilities, losses, penalties, fines, claims, damages, out-of-pocket costs or expenses incurred by or reasonably expected to be incurred by the Stockholders’ Agent in connection with the acceptance, performance and administration of his or her duties as the Stockholders’ Agent pursuant to this Agreement (including the hiring of legal counsel, accountants or auditors and other advisors pursuant to the terms of this Agreement but excluding any of the foregoing arising out of the Stockholders’ Agent’s fraud, gross negligence or willful misconduct) shall be paid as follows: (i) first, by recourse to amounts in the Escrow Fund up to an aggregate of $200,000, (ii) following the Representation Termination Date, by recourse to amounts remaining in the Escrow Fund that are not required to be paid to Parent hereunder and under the Escrow Agreement and (iii) at any time, if the amounts described in the preceding clauses (i) and (ii) are insufficient to pay such Stockholders’ Agent’s costs and expenses, then by recourse directly to the Company Holders (in proportion to the pro rata portion of the aggregate amount of the Per Share Merger Consideration otherwise to be received by such Company Holders).

9.4 Actions of the Stockholders’ Agent. From and after the Effective Time, a decision, act, consent or instruction of the Stockholders’ Agent shall constitute a decision of all Company Holders and shall be final, binding and conclusive upon each Company Holder, and the Escrow Agent and Parent may rely upon any decision, act, consent or instruction of the Stockholders’ Agent as being the decision, act, consent or instruction of each Company Holder. Parent and Surviving Corporation are hereby relieved from any liability to any person for any acts done by Stockholders’ Agent and any acts done by Parent or Surviving Corporation in accordance with any such decision, act, consent or instruction of the Stockholders’ Agent.

9.5 Tax Matters. The parties agree that any amounts released to Parent from the Escrow Fund pursuant to this Section 9 shall be treated as a reduction in the aggregate consideration paid in connection with the Merger for federal income tax purposes. All interest and other income earned on the Escrow Fund (net of any losses) will be retained by the Escrow Agent and added to and become part of the Escrow Fund. Except as otherwise provided by applicable law, the parties hereto agree that all income, gain, loss and deductions derived from the investment of the Escrow Fund shall be taken into account for income tax purposes by Parent. The parties hereto further agree to treat for income tax purposes a portion of any payment to the Company Holders from the Escrow Fund pursuant to this Agreement as a payment of interest to the Company Holders, and Parent will be entitled to a corresponding interest deduction, in each case, to the extent provided in accordance with the rules set forth in Sections 1.483-4 and 1.1275-4(c)(4) of the United States Treasury Regulations, as applicable. In the event that the aggregate amount of items of income and gain (net of any losses or deductions) that are taken into account by Parent with respect to investments on the portion of the Escrow Fund that is paid to the Company Holders exceeds the amount that is treated as a payment of interest to the Company Holders for federal income tax purposes pursuant to the treatment described above in respect of distributions from the Escrow Fund, then the Escrow Agent shall reduce the amount otherwise payable to the Company Holders hereunder and distribute to Parent from the Escrow Fund an amount equal to such excess multiplied by 40% (forty percent) (the “Tax Distribution Amount”) at each time that payments are made from the Escrow Fund to the Company Holders. Not less than 10 business days prior to each payment from the Escrow Fund to the Company Holders, Parent shall notify the Escrow Agent in writing, with a copy to the Stockholders’ Agent, of its calculation of the Tax Distribution Amount. Parent shall deliver to the Stockholders’ Agent any additional documentation or calculations reasonably requested by the Stockholders’ Agent for the purposes of verifying the Tax Distribution Amount. The Stockholders’ Agent may dispute the calculation of the Tax Distribution Amount, in which case, Parent and the Stockholders’ Agent shall attempt to reconcile their differences no later than five days prior to the payment date, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto.

10. General Provisions.

10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) upon receipt if delivered personally, (ii) one business day after being sent by commercial overnight courier service, or (iii) upon transmission if sent via facsimile with confirmation of receipt to the parties at the following addresses (or at such other address for a party as shall be specified upon like notice):

(a)	if to Parent or Merger Sub, to:

Teva Pharmaceuticals USA, Inc.

425 Privet Road

P.O. Box 1005

Horsham, Pennsylvania 19044-8005

Attention: General Counsel

Telecopy: 215-293-6499

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention:	Peter H. Jakes, Esq.
Jeffrey S. Hochman, Esq.

Telecopy: 212-728-8111

(b)	if to the Company, to:

CoGenesys, Inc.

9410 Key West Avenue

Rockville, MD 20850

Attention: General Counsel

Telecopy: 240-821-9001

with a copy (which shall not constitute notice) to:

Cooley Godward Kronish LLP

11951 Freedom Drive

Reston, VA 20190-5656

Attention: Mike Lincoln

Telecopy: 703-456-8100

(c)	if to the Stockholders’ Agent, to:

Steven C. Mayer

c/o CoGenesys, Inc.

9410 Key West Avenue

Rockville, MD 20850

Telecopy: 240-821-9001

10.2 Additional Definitions.

(a) In this Agreement, any reference to a “Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that,

individually or in the aggregate, (x) is, or is reasonably likely to be, materially adverse to the Current Company Business or the assets, liabilities, condition (financial or otherwise), results of operations or prospects of the Company or (y) would, or would reasonably be likely to, impair the Company’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: any adverse effect arising from, directly attributable to or directly relating to (A) conditions affecting (1) any of the industries in which the Company operates or participates, or (2) the U.S. economy or financial markets (except that such conditions in clauses “(1)” and “(2)” of this clause “(A)” shall be taken into account to the extent they have adversely affected the Company disproportionately as compared to their effect on other comparable companies in the same industry sector as the Company), (B) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements in existence as of the date of this Agreement and disclosed in Part 1 of Schedule 10.2(a), (C) the taking of any action expressly required by this Agreement, (D) the taking of any action approved or consented to in writing by Parent, (E) any breach by Parent of this Agreement or the Confidentiality Agreement, (F) any reduction in the Company’s available cash as a result of operating the Company’s business in the ordinary course consistent with past practice during the Pre-Closing Period, (G) any change in GAAP, or the interpretation thereof, or any change in applicable laws, rules or regulations, or the interpretation thereof, provided each such change is not applicable solely to the Company, (H) the departure or termination of any employees of the Company or (I) the matters described in Part 2 of Schedule 10.2(a).

(b) In this Agreement, (i) any reference to the Company’s “knowledge” means the knowledge, after due inquiry, of the Company’s executive officers and director level employees listed on Schedule 10.2(b), and (ii) any reference to Parent’s “knowledge” means the knowledge, after due inquiry of Parent’s executive officers. For the avoidance of doubt, “due inquiry” by the Company shall not require the Company to inquire of any third party, including, without limitation, HGS, PDL, Principia, Aventis, L.L.C., GmbH, ABS, Delta or CAT.

(c) In this Agreement, an entity shall be deemed to be a “Subsidiary” of a party if such party directly or indirectly owns, beneficially, at least 50% of the outstanding equity or financial interests of such entity.

(d) In this Agreement, “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

10.3 Company Disclosure Schedule. The Company Disclosure Schedule will be arranged to correspond to the representations and warranties in Section 3 of this Agreement, and the disclosure in any portion of the Company Disclosure Schedule shall qualify the corresponding provision in Section 3 and any other provision of Section 3 to which it is reasonably apparent that such disclosure relates.

10.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments delivered pursuant hereto, including the exhibits hereto, the Company Disclosure Schedule and the other schedules hereto: (a) together constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, both of which shall continue in full force and effect in accordance with their terms and shall survive any termination of this Agreement; (b) are not intended to confer upon any other person any rights or remedies hereunder, except as provided in the final sentence of this Section 10.5; and (c) shall not be assigned by Parent or Merger Sub, on the one hand, or by the Company, on the other hand (by operation of law or otherwise), without the written consent of each of the parties hereto; provided, however, that Parent and Merger Sub may assign this Agreement to their Affiliates so long as (i) Parent guarantees in writing the performance of all obligations so assigned and (ii) such assignment would not reasonably be expected to (w) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining any required approvals or consents to the Merger from any Governmental Authority or the expiration or termination of any applicable waiting period, (x) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Merger, (y) significantly increase the risk of not being able to remove any such order on appeal or otherwise or (z) materially delay the consummation of the Merger. If the requirements of the proviso in the previous sentence are met and Parent or Merger Sub wishes to designate another entity to be a constituent corporation in lieu thereof, then all references herein to Parent or Merger Sub, as applicable, shall be deemed references to such other entity, except that all representations and warranties made herein with respect to Parent or Merger Sub, as applicable, as of the date hereof shall be deemed representations and warranties made with respect to such other entity as of the date of such assignment. Notwithstanding anything to the contrary contained in this Agreement (but without limiting any of the rights of the Stockholders’ Agent hereunder), if the Merger is consummated, (i) the Former Stockholders and the persons who held, immediately prior to the Effective Time, options to purchase Company Capital Stock shall be third party beneficiaries of the provisions set forth in Section 2, and (iii) the Company’s former officers and directors shall be third party beneficiaries of the provisions set forth in Section 6.6.

10.6 Severability. In the event that any provision of this Agreement, or the application thereof becomes, or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances other than those as to which it is determined to be illegal, void or unenforceable, will not be impaired or otherwise affected and will continue in full force and effect and be enforceable to the fullest extent permitted by law.

10.7 Remedies Cumulative. Except as otherwise provided in Section 9.2(c) or elsewhere herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to parties residing in the State of Delaware, without regard to applicable principles of conflicts of law. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the state and federal courts located in the City of New York, in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby and agrees that process may be served upon it in any manner authorized by the laws of the State of New York for such persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process. Each of the parties irrevocably waives the right to trial by jury in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby.

10.9 Rules of Construction.

(a) The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(c) As used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” and (ii) the words “hereby,” “herein,” “hereunder” and “hereto” shall be deemed to refer to this Agreement in its entirety and not to any specific section of this Agreement.

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

10.10 Time is of the Essence; Enforcement. Time is of the essence of this Agreement. Each of the parties hereto agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

10.11 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver. Except as expressly set forth in this Agreement, the failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion shall not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date. Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to or shall constitute a waiver of any other term of condition hereof (whether or not similar).

10.12 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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IN WITNESS WHEREOF, the Company, Parent, Merger Sub and the Stockholders’ Agent have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.

TEVA PHARMACEUTICALS USA, INC.

By:	/s/ William S. Marth
Name:	William S. Marth
Title:	President and Chief Executive Officer

By:	/s/ Deborah Griffin
Name:	Deborah Griffin
Title:	Vice President and Chief Financial Officer

COLUMBUS MERGER CORPORATION

By:	/s/ William S. Marth
Name:	William S. Marth
Title:	President and Chief Executive Officer

By:	/s/ Deborah Griffin
Name:	Deborah Griffin
Title:	Treasurer and Chief Financial Officer

COGENESYS, INC.

By:	/s/ Steven C. Mayer
Name:	Steven C. Mayer
Title:	Chief Executive Officer

STOCKHOLDERS’ AGENT

/s/ Steven C. Mayer
Steven C. Mayer, as Stockholders’ Agent

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